

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-259203

PROSPECTUS

ATAX
AMERICA FIRST
MULTIFAMILY INVESTORS, L.P.

3,500,000 Series A-1 Preferred Units
Representing Limited Partnership Interests
(Liquidation Preference $10.00 per Series A-1 Preferred Unit)

We are offering 3,500,000 of our Series A-1 Preferred Units, liquidation preference $10.00 per preferred unit (the "Series A-1 Preferred Units"). Distributions on the Series A-1 Preferred Units are non-cumulative and will be payable quarterly in arrears on or about the 15th day of each of January, April, July, and October of each year, when, as, and if declared by our general partner. Distributions will be paid at the rate of 3.00% per annum of the $10.00 per unit purchase price of the Series A-1 Preferred Units. The Series A-1 Preferred Units are not convertible into any other securities and are not entitled or subject to any preemptive or similar rights. The Series A-1 Preferred Units are not subject to any sinking fund requirements.

Upon the sixth anniversary of the closing date of a holder's purchase of Series A-1 Preferred Units, and upon each anniversary thereafter, each holder of Series A-1 Preferred Units will have the right to require us to redeem, in whole or in part, the Series A-1 Preferred Units held by such holder at a per unit redemption price equal to $10.00 per unit, plus an amount equal to all declared and unpaid distributions thereon to the date of redemption, in each case out of funds legally available for such payment and to the extent not prohibited by law. The redemption price for each Series A-1 Preferred Unit is payable in cash. In addition, upon the sixth anniversary of the closing date of a holder's purchase of Series A-1 Preferred Units, and upon each anniversary thereafter, we will have the right to redeem, in whole or in part, the Series A-1 Preferred Units at a per unit redemption price equal to $10.00 per unit plus all declared and unpaid distributions thereon to the date of redemption, in each case out of funds legally available for such payment and to the extent not prohibited by law. Additionally, each holder of Series A-1 Preferred Units will have the right to require us to redeem, in whole or in part, the Series A-1 Preferred Units held by such holder if the ratio of the aggregate market value of our beneficial unit certificates representing assigned limited partnership interests ("BUCs") to the aggregate value of our Series A Preferred Units and Series A-1 Preferred Units falls below 1.0 and remains below that threshold for 15 consecutive business days.

The Series A-1 Preferred Units will rank senior to our BUCs and to each other class or series of partnership interests or other securities established after the original issue date of the Series A-1 Preferred Units that is not expressly designated as ranking senior or on parity with the Series A-1 Preferred Units, and will rank on parity with our Series A Preferred Units representing limited partnership interests ("Series A Preferred Units") with respect to distributions and, generally, with respect to distributions upon a liquidation event. Holders of our Series A-1 Preferred Units will have no voting rights, except as described in this prospectus or as otherwise provided by Delaware law. There is no established trading market for our Series A-1 Preferred Units and we do not expect a market to develop. We do not intend to apply for a listing of the Series A-1 Preferred Units on any national securities exchange. Our principal executive offices are located at 14301 FNB Parkway, Suite 211, Omaha, Nebraska, 68154. Our telephone number is (402) 952-1235.

Investing in our Series A-1 Preferred Units involves a high degree of risk. Limited partnerships are inherently different from corporations. You should carefully consider the information under the heading "*Risk Factors*" beginning on page 25 of this prospectus, and contained in any applicable prospectus supplement and in the documents incorporated by reference herein and therein, before you make an investment in our Series A-1 Preferred Units.

	Per Series A-1 Preferred Unit	Total
Public offering price	$10.00	$35,000,000
Underwriting discounts and commissions[(1)]	0.00	0.00
Proceeds, before expenses, to us	$10.00	$35,000,000

(1) We have not engaged, and do not expect to engage, an underwriter or placement agent to assist with the distribution of the Series A-1 Preferred Units offered by this prospectus. See "*Plan of Distribution*" in this prospectus.

You should read this prospectus and any prospectus supplement carefully before you invest. You should also read the documents we refer to in the section entitled "*Where You Can Find More Information*" of this prospectus for information on us and our financial statements.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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The date of this prospectus is September 9, 2021.

TABLE OF CONTENTS

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement or any "free writing prospectus" we may authorize to be delivered to you. We have not authorized anyone else to provide you with different information or to make additional representations. We are not making or soliciting an offer of any securities other than the securities described in this prospectus and any prospectus supplement. We are not making or soliciting an offer of these securities in any state or jurisdiction where an offer is not permitted or in any circumstances in which such offer or solicitation is unlawful. You should not assume that the information contained or incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of each of those documents.

We further note that the representations, warranties, and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference herein or in any prospectus supplement were made solely for the benefit of the parties to such agreement and the third-party beneficiaries named therein, if any, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty, or covenant to you. Moreover, such representations, warranties, or covenants were accurate only as of the date when made. Accordingly, such representations, warranties, and covenants should not be relied on as accurately representing the current state of our affairs.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we have filed with the Securities and Exchange Commission ("SEC"), utilizing a "shelf" registration process or continuous offering process. This prospectus provides you with a general description of us and describes the terms of this offering of Series A-1 Preferred Units.

This prospectus may be supplemented from time to time to add, update, or change information contained in this prospectus. If there is any inconsistency between the information contained in this prospectus and any information incorporated by reference in this prospectus, on the one hand, and the information contained in any applicable prospectus supplement or incorporated by reference therein, on the other hand, you should rely on the information in the applicable prospectus supplement or incorporated by reference in the prospectus supplement. You should read carefully this prospectus, any prospectus supplement, and the additional information described below under the heading "*Where You Can Find More Information*."

Statements made in this prospectus, in any prospectus supplement or in any document incorporated by reference in this prospectus or any prospectus supplement as to the contents of any contract or other document are not necessarily complete. In each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement of which this prospectus is a part, or as an exhibit to the documents incorporated by reference. You may obtain copies of those documents as described in this prospectus under "*Where You Can Find More Information*."

Neither the delivery of this prospectus nor any sale made hereunder implies that there has been no change in our affairs or that the information in this prospectus is correct as of any date after the date of this prospectus. You should not assume that the information in this prospectus, including any information incorporated in this prospectus by reference, an accompanying prospectus supplement, or any "free writing prospectus" we may authorize to be delivered to you, is accurate as of any date other than the date on the front cover of each of those documents. Our business, financial condition, results of operations, and prospects may have changed since that date.

Throughout this prospectus, when we use the terms "we," "us," or the "Partnership," we are referring to America First Multifamily Investors, L.P. References in this prospectus to our "General Partner" refer to America First Capital Associates Limited Partnership Two, whose general partner is Greystone AF Manager LLC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference certain forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, and plans and objectives of management for future operations, are forward-looking statements. When used, statements which are not historical in nature, including those containing words such as "anticipate," "estimate," "should," "expect," "believe," "intend," and similar expressions, are intended to identify forward-looking statements. We have based forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition, and results of operations. This prospectus also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other industry data. This data involves several assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified the statistical and other industry data generated by independent parties which are contained in this prospectus and, accordingly, we cannot guarantee their accuracy or completeness.

These forward-looking statements are subject, but not limited, to various risks and uncertainties, including but not limited to those relating to:

- defaults on the mortgage loans securing our mortgage revenue bonds ("MRBs") and governmental issuer loans ("GILs");

- the competitive environment in which we operate;

- risks associated with investing in multifamily, student, senior citizen residential properties and commercial properties;

- changes in business conditions and the general economy, including the current and future impact of the novel coronavirus ("COVID-19") on business operations, employment, and government-mandated relief and mitigation measures;

- changes in interest rates;

- our ability to access debt and equity capital to finance our assets;

- current maturities of our financing arrangements and our ability to renew or refinance such financing arrangements;

- potential exercising of redemption rights by the holders of the Series A Preferred Units;

- local, regional, national, and international economic and credit market conditions;

- recapture of previously issued Low Income Housing Tax Credits ("LIHTCs") in accordance with Section 42 of the Internal Revenue Code ("IRC");

- geographic concentration within the MRB and GIL portfolio held by the Partnership; and

- changes in the U.S. corporate tax code and other government regulations affecting our business.

Other risks, uncertainties, and factors, including those discussed in any supplement to this prospectus or in the reports that we file from time to time with the SEC (such as our Forms 10-K and 10-Q) could cause our actual results to differ materially from those projected in any forward-looking statements we make. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the heading "*Risk Factors*" in this prospectus and those described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2020.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information you should consider before making an investment decision. Before you decide to invest in our securities, you should read the entire prospectus carefully, including the risk factors and financial statements and related notes included or incorporated by reference herein and therein.

Partnership Overview

The Partnership was formed in 1998 for the primary purpose of acquiring a portfolio of mortgage revenue bonds ("MRBs") that are issued by state and local housing authorities to provide construction and/or permanent financing for affordable multifamily and commercial properties. We also invest in governmental issuer loans ("GILs"), which are similar to MRBs, to provide construction financing for affordable multifamily properties. We generally refer to affordable multifamily and residential properties associated with our MRBs and GILs as "Residential Properties." We expect and believe the interest received on our MRBs and GILs is excludable from gross income for federal income tax purposes. The Partnership may also invest in other types of securities that may or may not be secured by real estate and may make property loans to multifamily properties which may or may not be financed by MRBs or GILs held by the Partnership, to the extent permitted under the terms of the Partnership's First Amended and Restated Agreement of Limited Partnership dated September 15, 2015, as further amended (the "Partnership Agreement"). In addition, we may acquire interests in multifamily, student, and senior citizen residential properties. We expect that a majority of all assets held by us are and will continue to be considered eligible for regulatory credit under the Community Reinvestment Act of 1977 (the "CRA").

Our general partner is America First Capital Associates Limited Partnership Two ("AFCA 2" or the "General Partner"). The general partner of AFCA 2 is Greystone AF Manager LLC ("Greystone Manager"), which is an affiliate of Greystone & Co., Inc. ("Greystone & Co."). Greystone & Co., together with its affiliated companies (collectively "Greystone"), is a real estate lending, investment, and advisory company with an established reputation as a leader in multifamily and healthcare finance, having ranked as a top Federal Housing Administration ("FHA"), Federal National Mortgage Association ("Fannie Mae"), and Federal Home Loan Mortgage Corporation ("Freddie Mac") lender in these sectors. The holders of the BUCs, the existing Series A Preferred Units, the Series A-1 Preferred Units, and the Series B Preferred Units are referred to herein as "Unitholders."

The Partnership has been in operation since 1998 and will continue in existence until dissolved in accordance with the terms of the Partnership Agreement. Our principal executive office is located at 14301 FNB Parkway, Suite 211, Omaha, NE, 68154, and our telephone number is (402) 952-1235.

We maintain a website at www.ataxfund.com, where certain information about us is available. The information found on, or accessible through, our website is not incorporated into, and does not form a part of, this prospectus or any other report or document we file with or furnish to the SEC.

Overview of the Offering

We will use the proceeds of the offering of Series A-1 Preferred Units received from each investor to acquire mortgage revenue bonds that are issued by state and local housing authorities to provide construction and/or permanent financing for affordable multifamily, student housing, senior citizen and commercial properties that are likely to receive consideration as "qualified investments" under the CRA. In addition, we will use the proceeds to acquire other allowable investments as provided for in the Partnership Agreement. We will allocate the proceeds received from each investor in the CRA assessment area specified by the investor. If no CRA investment is available in a requested CRA assessment area at the time of the closing of the investor's subscription, we will have 24 months to identify a matching CRA investment and will draw the investor's capital at that time.

As part of an investor's subscription agreement to purchase Series A-1 Preferred Units, each investor must designate a state, multi-state region, metropolitan area, the entire United States, or some other region(s) (such as census tracts) as the preferred geographic focus for its allocations (the "Designated Target Region"). Investors may designate more than one Designated Target Region. In the subscription agreement, the investor also may specify the amount of the investor's investment proceeds to be allocated to one or more specific Partnership assets located in the investor's Designated Target Region. The General Partner will honor such allocation requests pursuant to the CRA allocation methodology described in "– *Community Investments – CRA Credit Allocation Methodology*" beginning on page 10 below.

Our Business Objectives and Strategy

Investment Strategy

Our primary business objective is to generate attractive, risk-adjusted total returns for our Unitholders by managing our portfolio of investments. We are pursuing a business strategy of acquiring additional MRBs, GILs and other investments, as permitted by the Partnership Agreement, on a leveraged basis to increase the amount of cash available for distribution to our Unitholders and reduce risk through interest rate hedging. In allocating our capital and executing our strategy, we seek to balance the risks of owning specific investments with the earnings opportunity on the investment.

We believe there continues to be a significant unmet demand for affordable multifamily and senior citizen residential housing in the United States. Government programs that provide direct rental support to residents have not kept up with demand. Therefore, investment programs such as those pursued by the Partnership, which promote private sector development and support for affordable housing through MRBs, GILs, tax credits and grant funding to developers, have become more prominent. The types of MRBs and GILs in which we invest offer developers of affordable housing a low-cost source of construction and/or permanent debt financing. We plan to continue to invest in additional MRBs and GILs issued to finance affordable multifamily and senior residential housing properties.

In addition, we will continue to evaluate opportunities where an MRB structure can be utilized to fund senior citizen housing projects or skilled nursing facilities. In the senior citizen housing asset class, independent living facilities, assisted living facilities and memory care facilities can all be funded with the same type of private activity bonds that are issued for traditional affordable multifamily housing projects. We plan to leverage Greystone's expertise in managing independent living, assisted living, memory care and skilled nursing properties to evaluate opportunities for MRB investments in these market segments.

We continually assess opportunities to expand and/or reposition our existing portfolio of MRBs and GILs. Our principal objective is to improve the quality and performance of our portfolio of MRBs and GILs and, ultimately, increase the amount of cash available for distribution to our Unitholders. We may selectively allow the borrowers of our MRBs to redeem the MRBs prior to the final maturity date. A sale or refinancing of the underlying property will usually be required to effect such a MRB redemption. We may also elect to sell MRBs that have experienced significant appreciation in value. In other cases, we may elect to sell MRBs on properties that are in stagnant or declining markets. The proceeds received from these transactions would be redeployed into other investments consistent with our investment objectives. We anticipate holding our GILs until maturity as the terms are typically for two to four years and have defined forward purchase commitments from servicing companies and Freddie Mac at maturity. Greystone Servicing Company LLC, an affiliate of the General Partner, has forward committed to purchase six of our GILs.

To facilitate our investment strategy of acquiring additional MRBs, we may also acquire ownership positions in multifamily properties as MF Properties. In many cases, we expect to acquire MRBs on these MF Properties at the time of a restructuring of the MF Property's ownership. Such restructuring may involve the syndication of LIHTCs in conjunction with property rehabilitation or a sale to a not-for-profit owner that will finance their acquisition and/or rehabilitation by arranging for the issuance of MRBs.

We will also continue to make strategic equity investments in market-rate multifamily residential properties, such as the Vantage Properties, through noncontrolling membership interests in unconsolidated entities. We believe such equity investments diversify our investment portfolio while also providing attractive risk-adjusted returns for our Unitholders.

Financing Strategy

We finance our assets with what we believe to be a prudent amount of leverage, the level of which varies from time to time based upon the characteristics of our portfolio, availability of financing, and market conditions. This leverage strategy allows us to generate enhanced returns and lowers our net capital investment, allowing us to make additional investments. We currently obtain leverage on our investments and assets through:

- Advances on our secured line of credit facilities;
- Tax-Exempt Bond Securitization ("TEBS") programs with Freddie Mac;
- Tender Option Bond ("TOB") Trust securitizations with Mizuho Capital Markets ("Mizuho");
- A Term TOB Trust securitization with Morgan Stanley;
- Secured notes ("Secured Notes") issued to Mizuho; and
- Mortgages payable associated with our MF Properties.

We may utilize other types of secured or unsecured borrowings in the future, including more complex financing structures and diversification of our leverage sources and counterparties.

We refer to our TEBS, TOB, and Term TOB securitizations and our Secured Notes as our "Debt Financings." The TEBS, TOB and Term TOB securitizations are consolidated variable interest entities ("VIEs") for financial reporting purposes. These arrangements are structured such that we transfer our assets to an entity, such as a trust or special purpose entity, which then issues senior and residual beneficial interests. The senior beneficial interests are sold to third-party investors in exchange for debt proceeds. We retain the residual beneficial interest which entitles us to certain rights to the securitized assets and to residual cash proceeds. We generally structure our Debt Financings such that principal, interest, and any trust expenses are payable from the cash flows of the secured assets and we are generally entitled to all residual cash flows for our general use. As the residual interest holder, we may be required to make certain payments or contribute certain assets to the VIEs if certain events occur. Such events include, but are not limited to, a downgrade in the investment rating of the senior securities issued by the VIEs, a ratings downgrade of the liquidity provider for the VIEs, increases in short term interest rates beyond pre-set maximums, an inability to re-market the senior securities or an inability to obtain liquidity support for the senior securities. If such an event occurs in an individual VIE, the underlying collateral may be sold and, if the proceeds are not sufficient to pay the principal amount of the senior securities plus accrued interest and other trust expenses, the Partnership will be required to fund any such shortfall. If we do not fund the shortfall, the default and liquidation provisions will be invoked against us.

Under the terms of our TOB Trusts and Secured Notes with Mizuho, we may be required to post cash collateral with Mizuho if the value of our residual interests and other outstanding positions drops below certain thresholds in the aggregate. In addition, if the value of our residual interest in individual TOB Trusts drops below certain required values in relation to the total assets in each trust, a termination event of the financing facility would be triggered which would require the Partnership to purchase a portion or all of the senior interests issued by the trust.

The willingness of leverage providers to extend financing is dependent on various factors such as their underwriting standards, regulatory requirements, available lending capacity, and existing credit exposure to the Partnership. An inability to access debt financing at an acceptable cost may result in adverse effects on our financial condition and results of operations. There can be no assurance that we will be able to finance additional acquisitions of MRBs or other investments through additional Debt Financings. Although the consequences of market and economic conditions and their impact on our ability to pursue our plan to grow through investments in additional MRBs are not fully known, we do not anticipate that our existing assets will be adversely affected in the long-term.

We set target constraints for each type of financing utilized by us. Those constraints are dependent upon several factors, including the assets being leveraged, the tenor of the leverage program, whether the financing is subject to market collateral calls, and the liquidity and marketability of the financing collateral. We use target constraints for each type of financing to manage to an overall maximum 75% leverage level, as established by the Board of Managers of Greystone Manager. The Board of Managers of Greystone Manager retains the right to change the leverage constraint in the future based on the consideration of factors the Board of Managers considers relevant. We calculate our leverage ratio as total outstanding debt divided by total assets using cost adjusted for paydowns for MRBs, GILs, property loans, and taxable MRBs, and initial cost for deferred financing costs and MF Properties. As of June 30, 2021, our overall leverage ratio was approximately 68%.

We actively manage both our fixed and variable rate debt financings and our exposure to changes in market interest rates. Certain leverage sources, such as our TOB Trusts, Secured Notes and one TEBS financing, currently bear interest at variable rates. We may enter into derivative instruments in connection with our risk management activities. These derivative instruments may include interest rate caps, interest rate swaps, total return swaps, swaptions, futures, options or other available instruments.

In addition to leverage, we may obtain additional capital through the issuance of one or more additional series of preferred units and/or BUCs. We may issue additional series of preferred equity in private placements or public offerings which are registered with the SEC. With respect to the BUCs, in December 2019, the Partnership's Registration Statement on Form S-3 ("Registration Statement") was declared effective by the SEC under which the Partnership may offer up to $225.0 million of BUCs for sale from time to time. The Registration Statement will expire in December 2022.

Reportable Segments

We have four reportable segments: (1) Mortgage Revenue Bond Investments, (2) Other Investments, (3) MF Properties, and (4) Public Housing Capital Fund Trusts. Only the Mortgage Revenue Bond Investments, Other Investments, and MF Properties segments had activity for the three and six months ended June 30, 2021. All activity in the Public Housing Capital Fund Trusts segment ceased with the sale of the Public Housing Capital Trust Fund investments in January 2020. The Partnership separately reports its consolidation and elimination information because it does not allocate certain items to the segments.

Community Investments

Community Reinvestment Act of 1977

The CRA requires the three federal bank supervisory agencies, the Federal Reserve Board ("FRB"), the Office of the Comptroller of the Currency ("OCC"), and the Federal Deposit Insurance Corporation ("FDIC"), to encourage the institutions they regulate to help meet the credit needs of their local communities, including low- to moderate-income neighborhoods. Each agency has promulgated rules for evaluating and rating an institution's CRA performance which, as the following summary indicates, vary according to an institution's asset size and business lines. An institution's CRA performance can also be adversely affected by evidence of discriminatory credit practices regardless of its asset size.

Following enactment of the CRA in 1977, the federal banking agencies adopted largely similar regulations implementing the statute with respect to the institutions they regulate. In May 2020, however, the OCC significantly revised its CRA regulations so that they no longer closely align with the CRA regulations of the FDIC and FRB. The OCC's final rule became effective in October 2020, and all national banks and federal savings associations are required to comply with the final rule by 2023 or 2024. Larger wholesale and limited purpose banks are required to comply with the new rule by January 1, 2023, and small and intermediate banks must comply by January 1, 2024. The current CRA regulations evaluate banks in different ways, based on their level of assets. The new OCC regulation creates a performance standard for all national banks and federal savings associations with assets of more than $500 million.

The OCC's final rule contains a set of new "general performance standards" that establish more quantitative measures of CRA performance than do the tests set forth in existing CRA regulations. This is done through a series of metrics that uses a financial institution's call report data to determine the amount of qualifying activities, applied to each assessment area and to the institution as a whole. The metrics will consider the volume of mortgage, consumer, small business, and small farm loans and community development lending and investments. Although the final rule states that there will be quantitative benchmarks established for grading a financial institution's CRA rating, these thresholds will be deferred until the OCC assesses the new data.

CRA Qualified Investments and Community Development Investments

The Partnership has invested and intends to invest in assets which are and will be purchased in order to support underlying community development activities targeted to low- and moderate-income individuals, such as affordable housing, small business lending, and job creating activities in areas of the United States. In this regard, the General Partner expects that a majority of the assets held by the Partnership will be considered eligible for regulatory credit under the CRA. In most cases, "qualified investments" are required to be responsive to the community development needs of a financial institution's delineated CRA assessment area or a broader statewide or regional area that includes the institution's assessment area. The OCC's 2020 amendment to its CRA regulations replaces the term "qualified investments" with "community development investments" (or "CD investments"), which the regulation defines to include lawful investments or legally binding commitments to invest that are reported on the Call Report, Schedule RC–L, that meet the expanded community development "qualifying activities" criteria in the rule.

For this purpose, the amended OCC regulation defines a "qualifying activity," in part, as a retail loan, a community development loan, a community development investment, or a community development service that helps to meet the credit needs of a bank's entire community, including low-and moderate-income communities, and that meets the specific additional criteria set forth in the rule. The rule sets forth "qualifying activity" criteria designed to capture activities that currently receive CRA consideration and that are widely recognized by stakeholders as supporting community reinvestment and development. In this respect, community reinvestment and development activities that qualify for positive CRA consideration under the OCC's former regulation are expected to qualify for positive CRA consideration under the new regulation as well. The "qualifying activity" criteria also capture activities that are consistent with the statutory purpose of the CRA but that generally may not have previously received credit, including certain activities in identified areas of need beyond low- and moderate-income areas (i.e., underserved areas, distressed areas, disaster areas, Indian country and other tribal and native lands). The criteria also include a limited set of activities that benefit a whole community, while maintaining a focus on low- and moderate-income neighborhoods. The final rule requires the OCC to periodically publish a non-exhaustive, illustrative list of examples of qualifying activities. The final rule also establishes a process for banks to seek agency confirmation that an activity is a qualifying activity.

The amended OCC CRA regulations also revise the process for establishing a national bank or federal savings association's assessment area for purposes of determining its compliance with the CRA. The final rule changes the current reliance on a financial institution's physical branch footprint to a framework that utilizes both the traditional branch-based assessment areas and, for banks that gather deposits through the Internet and other non-branch-based channels, broader assessment areas delineated based upon the areas from which they draw more than a specified percentage of assets. Under the final rule, financial institutions that collect above 50% of their total retail domestic deposits from outside of their physical branch footprint must delineate additional assessment areas in those areas where they draw more than 5% of retail domestic deposits. Banks may delineate these additional assessment areas as broadly as statewide.

In certain cases, investments outside an institution's assessment area may be eligible for CRA credit (for example, certain investments that serve designated disaster areas). For an institution to receive CRA credit with respect to the Partnership's Series A-1 Preferred Units, the Partnership must hold CRA qualifying investments that relate to the institution's assessment area. As defined in the CRA, qualified investments (and by extension, CD investments) are any lawful investments, deposits, membership shares, or grants that have as their primary purpose community development. The Federal Financial Institutions Examination Council ("FFIEC"), consisting of the OCC, the FDIC, and the FRB, has defined community development activities to include (i) affordable housing (including multifamily rental housing), (ii) community services targeted to low- or moderate-income individuals, (iii) activities that promote economic development by financing business or farms that meet certain size eligibility requirements, and (iv) activities that revitalize or stabilize low- or moderate-income geographies, designated disaster areas, or distressed or underserved non-metropolitan middle-income geographies designated by the federal banking regulators. In this connection, in the Interagency Questions and Answers Regarding Community Reinvestment published in 2009, the federal bank supervisory agencies stated that nationwide funds are important sources of investments for low- and moderate-income and underserved communities throughout the country and can be an efficient vehicle for institutions in making qualified investments that help meet community development needs. We consider the Partnership to be similar to the funds referenced in this interagency guidance.

Investments are not typically designated as qualifying investments by the FRB or FDIC, or as CD investments by the OCC, at the time of issuance. Accordingly, the General Partner must evaluate whether each potential investment may be a qualifying investment or CD investment with respect to a specific Unitholder. The final determinations that Partnership units are qualifying investments are made by the FRB or FDIC and, where applicable, state bank supervisory agencies during their periodic examinations of financial institutions, and the final determinations that Partnership units qualify as CD investments are made by the OCC. There is no assurance that the agencies will concur with the General Partner's determinations.

In determining whether a particular investment is qualified, the General Partner will assess whether the investment has as its primary purpose community development. The General Partner will consider whether the investment: (i) provides affordable housing for low- to moderate-income individuals; (ii) provides community development services targeted to low- to moderate-income individuals; (iii) funds activities that finance businesses or farms that meet the size eligibility standards of the Small Business Administration's Certified Development Company or Small Business Investment Company programs or have annual revenues of $1 million or less and promote economic development; or (iv) funds activities that revitalize or stabilize low- to moderate-income areas.

For institutions whose primary regulator is the FRB or FDIC, the General Partner may also consider whether an investment revitalizes or stabilizes a designated disaster area or an area designated by those agencies as a distressed or underserved non-metropolitan middle-income area. For institutions whose primary regulator is the OCC, the General Partner may consider whether an investment is consistent with a bona fide government revitalization, stabilization, or recovery plan for a low- or moderate-income census tract, a distressed area, an underserved area, a disaster area, or Indian country or other tribal and native lands. The General Partner will also assess whether the investment supports, enables, or facilitates certain projects or activities that meet the "eligible uses" criteria described in the Housing and Income Recovery Act of 2008. The "eligible uses" include: (i) establishing financing mechanisms for purchase and redevelopment of foreclosed upon homes and residential properties, including such mechanisms as cash flow contingent loans, loan loss reserves, and shared-equity loans for low- to moderate-income homebuyers; (ii) purchasing and rehabilitating homes and residential properties that have been abandoned or foreclosed upon, in order to sell, rent, or redevelop such homes and properties; (iii) establishing land banks for homes that have been foreclosed upon; (iv) demolishing blighted structures; and (v) redeveloping demolished or vacant properties.

An activity may be deemed to promote economic development if it supports permanent job creation, retention, and/or improvement for persons who are currently low- to moderate-income, or supports permanent job creation, retention, and/or improvement in low- to moderate-income areas targeted for redevelopment by federal, state, local, or tribal governments. Activities that revitalize or stabilize a low- to moderate-income geography are activities that help attract and retain businesses and residents. The General Partner will maintain documentation, readily available to an investor or a CRA examiner, supporting its determination that an asset is a qualifying investment for CRA purposes.

There may be a time lag between a purchase of Series A-1 Preferred Units by an investor and the Partnership's acquisition of a significant volume of investments in a particular geographic area. The length of time will depend upon the depth of the market for CRA qualified investments in the relevant areas. In some cases, the General Partner expects that CRA qualified investments will be immediately available. In others, it may take weeks or months to acquire a significant volume of CRA qualified investments in a particular area. The General Partner believes that investments in the Series A-1 Preferred Units during these time periods will be considered CRA qualified investments, provided the purpose of the Partnership includes serving the investing institution's assessment area(s) and the Partnership is likely to achieve a significant volume of investments in the region after a reasonable period of time. As the Partnership continues to operate, it may dispose of assets that were acquired for CRA qualifying purposes, in which case the General Partner will normally attempt to acquire a replacement asset that would be a qualifying investment.

So that the Series A-1 Preferred Units of the Partnership may be considered a qualified investment or CD investment, as applicable, the General Partner will not, on behalf of the Partnership, invest in any asset that would result in the percentage of the assets held by the Partnership which we believe are eligible for regulatory credit under the CRA (the "CRA Assets") to fall below a majority of the Partnership's total assets. The ratio is calculated as the Partnership's initial investment in CRA Assets divided by the initial investment of the Partnership's investments held as of the last day of the quarter. In addition, each investor's returns will be based on the investment performance of the Partnership's blended overall portfolio of investments, not just on the performance of the assets in the Designated Target Region(s) selected by that investor.

        The following table sets forth the assets of the Partnership the General Partner believes are eligible for regulatory credit under the CRA and are available for allocation according to the CRA Credit Allocation Methodology as of June 30, 2021:

Official Property Name	Investment Available for Allocation	Street	City	County	State	Zip
Glenview Apartments	$ 670,000	2361 Bass Lake Rd	Cameron Park	El Dorado	CA	95682
Harden Ranch Apartments	460,000	1907 Dartmouth Way	Salinas	Monterey	CA	93906
Harmony Court Apartments	3,730,000	5948 Victor Street	Bakersfield	Kern	CA	93308
Harmony Terrace Apartments	3,400,000	941 Sunset Garden Lane	Simi Valley	Ventura	CA	93065
Montclair Apartments	1,630,000	150 S 19th Ave	Lemoore	Kings	CA	93245
Montecito at Williams Ranch	7,690,000	1598 Mesquite Dr	Salinas	Monterey	CA	93905
Montevista Apartment	6,720,000	13728 San Pablo Avenue	San Pablo	Contra Costa	CA	94806
Ocotillo Springs Apartments	3,500,000	1615 I St	Brawley	Imperial	CA	92227
San Vicente Townhomes	495,000	250 San Vicente Road	Soledad	Monterey	CA	93960
Santa Fe Apartments	265,000	16576 Sultana St	Hesperia	San Bernardino	CA	92345
Seasons At Simi Valley	4,376,000	1606 Rory Ln	Simi Valley	Ventura	CA	93063
Solano Vista Apartments	2,655,000	40 Valle Vista Avenue	Vallejo	Solano	CA	94590
Summerhill Family Apartments	3,623,000	6200 Victor Street	Bakersfield	Kern	CA	93308
Sycamore Walk	632,000	380 Pacheco Road	Bakersfield	Kern	CA	93307
Tyler Park Townhomes	75,000	1120 Heidi Drive	Greenfield	Monterey	CA	93927
Village at Madera Apartments	85,000	501 Monterey St	Madera	Madera	CA	93637
Vineyard Gardens	3,995,000	2800 E Vineyard Ave	Oxnard	Ventura	CA	93036
Westside Village Apartments	1,970,000	595 Vera Cruz Way	Shafter	Kern	CA	93263
Brookstone Apartments	7,351,468	4200 Hickory Hills Drive	Waukegan	Lake	IL	60087
Copper Gate Apartments	5,220,000	3140 Copper Gate Circle	Lafayette	Tippecanoe	IN	47909
Renaissance Gateway Apartments	11,500,000	650 N. Ardenwood Drive	Baton Rouge	East Baton Rouge Parish	LA	70806
Woodlynn Village	4,550,000	2120, 2122 & 2124 Woodlynn Ave	Maplewood	Ramsey	MN	55109
Jackson Manor Apartments	4,828,000	332 Josanna St	Jackson	Hinds	MS	39202
Greens of Pine Glen	8,515,000	6201 Pine Glen Trail	Durham	Durham	NC	27713
Greens of Pine Glen	850,000	6201 Pine Glen Trail	Durham	Durham	NC	27713
Gateway Village Apartments	2,600,000	400 Lakeside Drive	Hillsborough	Orange	NC	27278
Lynnhaven Apartments	3,450,000	719 Wadesboro Street	Durham	Durham	NC	27703
Silver Moon Apartments	8,500,000	901 Park Avenue SW	Albuquerque	Bernalillo	NM	87102
Village at Avalon	16,400,000	915 Park SW	Albuquerque	Bernalillo	NM	87102
Crescent Village	703,446	5330 Crest Hill Drive	West Chester	Butler	OH	45246
Bridle Ridge Apartments	7,885,000	310 Chandler Road	Greer	Greenville	SC	29651
Columbia Gardens Apartments	15,000,000	4000 Plowden Road	Columbia	Richland	SC	29205
Companion at Thornhill Apartments	11,500,000	930 East Main Street	Lexington	Lexington	SC	29072
Cross Creek Apartment Homes	5,871,004	325 Ambrose Run	Beaufort	Beaufort	SC	29906
The Palms at Premier Park	20,152,000	1155 Clemson Frontage Road	Columbia	Richland	SC	29229
Village at River's Edge	10,000,000	Gibson & Macrae Streets	Columbia	Richland	SC	29203
Willow Run	15,000,000	511 Alcott Drive	Columbia	Richland	SC	29203
Arbors of Hickory Ridge Apartments	11,581,925	6296 Lake View Trail	Memphis	Shelby	TN	38115
Arbors of Hickory Ridge Apartments	191,264	6296 Lake View Trail	Memphis	Shelby	TN	38115
Angle Apartments	23,000,000	4250 Old Decatur Rd	Fort Worth	Tarrant	TX	76106
Avistar at Copperfield (Meadow Creek)	14,000,000	6416 York Meadow Drive	Houston	Harris	TX	77084
Avistar at the Crest Apartments	10,045,000	12660 Uhr Lane	San Antonio	Bexar	TX	78217
Avistar at the Crest Apartments	343,160	12660 Uhr Lane	San Antonio	Bexar	TX	78217
Avistar at the Crest Apartments	64,801	12660 Uhr Lane	San Antonio	Bexar	TX	78217
Avistar at the Oaks	8,073,000	3935 Thousand Oaks Drive	San Antonio	Bexar	TX	78217
Avistar at the Oaks	272,048	3935 Thousand Oaks Drive	San Antonio	Bexar	TX	78217
Avistar at the Oaks	86,726	3935 Thousand Oaks Drive	San Antonio	Bexar	TX	78217
Avistar at Wilcrest (Briar Creek)	5,325,000	1300 South Wilcrest Drive	Houston	Harris	TX	77042
Avistar at Wood Hollow (Oak Hollow)	40,260,000	7201 Wood Hollow Circle	Austin	Travis	TX	78731
Avistar in 09 Apartments	7,011,000	6700 North Vandiver Road	San Antonio	Bexar	TX	78209
Avistar in 09 Apartments	275,037	6700 North Vandiver Road	San Antonio	Bexar	TX	78209
Avistar in 09 Apartments	65,585	6700 North Vandiver Road	San Antonio	Bexar	TX	78209

Official Property Name	Investment Available for Allocation	Street	City	County	State	Zip
Avistar on Parkway	13,300,000	9511 Perrin Beitel Rd	San Antonio	Bexar	TX	78217
Avistar on the Blvd	16,749,000	5100 USAA Boulevard	San Antonio	Bexar	TX	78240
Avistar on the Blvd	222,805	5100 USAA Boulevard	San Antonio	Bexar	TX	78240
Avistar on the Blvd	137,171	5100 USAA Boulevard	San Antonio	Bexar	TX	78240
Avistar on the Hills	5,389,000	4411 Callaghan Road	San Antonio	Bexar	TX	78228
Avistar on the Hills	281,016	4411 Callaghan Road	San Antonio	Bexar	TX	78228
Avistar on the Hills	99,311	4411 Callaghan Road	San Antonio	Bexar	TX	78228
Berrendo Square	6,435,000	515 Exeter Road	San Antonio	Bexar	TX	78209
Bruton Apartments	18,145,000	9415 Bruton Rd	Dallas	Dallas	TX	75217
Concord at Gulf Gate Apartments	19,185,000	7120 Village Way	Houston	Harris	TX	77087
Concord at Little York Apartments	13,440,000	301 W Little York Rd	Houston	Harris	TX	77076
Concord at Williamcrest Apartments	20,820,000	10965 S Gessner Rd	Houston	Harris	TX	77071
Heritage Square Apartments	11,185,000	515 S. Sugar Rd	Edinburg	Hidalgo	TX	78539
Laurel Crossing	7,590,000	1415 Babcock Road	San Antonio	Bexar	TX	78201
Oaks at Georgetown Apartments	12,330,000	550 W 22nd St	Georgetown	Williamson	TX	78626
Esperanza at Palo Alto Apartments	19,540,000	SWC of Loop 410 and Highway 16 South	San Antonio	Bexar	TX	78224
Runnymede Apartments	10,825,000	1101 Rutland Drive	Austin	Travis	TX	78758
South Park Ranch Apartment Homes	11,919,860	9401 S 1st Street	Austin	Travis	TX	78748
15 West Apartments	9,850,000	401 15th Street	Vancouver	Clark	WA	98660
	$ 523,884,627					

It is the General Partner's belief and expectation that a financial institution subject to CRA may receive investment credit for its investments in the Series A-1 Preferred Units. In this regard, federal CRA regulations, and their counterparts in many states with their own CRA requirements, require financial institutions subject to these provisions to focus upon community development in making investments. The General Partner believes that federal and state banking regulators (in those states with their own CRA requirements) will recognize an investment in the Series A-1 Preferred Units as a qualified community development investment. However, there is no guarantee that an investor will receive CRA credit for its investment in the Series A-1 Preferred Units.

As described above, a principal objective of the Partnership's investment activities is to provide investors a competitive return on investment from a high credit quality fixed-income portfolio that supports underlying community development activities in distinct parts of the United States. However, some of the investors in the Series A-1 Preferred Units may not be subject to CRA requirements, but rather may be investors seeking a fixed-income investment with high credit quality to assist in their asset allocation program. Investors also may be seeking to make investments in underserved communities or fulfilling other socially responsible or mission-related investment objectives. Those investors that are not subject to CRA requirements will not receive CRA credit for their investments.

The discussion of CRA credit contained in this prospectus is general and may be affected by future regulations and rulings. Potential investors contemplating a purchase of Series A-1 Preferred Units are urged to consult with counsel regarding the qualification of such purchase for CRA credit.

CRA Credit Allocation Methodology

If a potential investor decides to invest in the Series A-1 Preferred Units, the investor's agreement to purchase units will be evidenced by a subscription agreement and other related documents as described below in "*Plan of Distribution – Subscription Procedures*." The potential investor will be required to pay the full amount of the purchase price for the Series A-1 Preferred Units being purchased in immediately available funds.

As part of a potential investor's subscription agreement, each investor must designate a Designated Target Region as the preferred geographic focus for its investment. Investors may designate more than one Designated Target Region. If, at the time a potential investor submits an executed subscription agreement, the Partnership holds CRA Assets in the Designated Target Region(s) set forth in the investor's subscription agreement, the investor may specify the amount of the investor's investment proceeds to be allocated to one or more such CRA Assets (the "Specified CRA Assets"). The total amount of the allocations requested by the potential investor cannot be greater than the aggregate purchase price of the Series A-1 Preferred Units purchased by the investor, as set forth in the investor's subscription agreement. Allocation requests to Specified CRA Assets will be honored by the General

Partner on a first come, first serve basis, prioritized based on the date the General Partner receives a potential investor's completed and executed subscription agreement and related subscription documents. If the General Partner receives completed and executed subscription documents from two or more potential investors on the same date, and the subscription agreements for the investors request an allocation to one or more of the same Specified CRA Assets, and the total amount of the requested allocations exceeds the aggregate amount available to be allocated for those Specified CRA Assets, then the General Partner will allocate such investors' investment proceeds among the Specified CRA Assets, pro rata, based on the relative amount of the allocations requested by the investors for the Specified CRA Assets.

If a potential investor does not request that its investment proceeds be allocated to any Specified CRA Assets, then the General Partner will allocate, in its discretion, such investor's investment proceeds among CRA Assets located within the Designated Target Region set forth in the investor's subscription agreement.

Finally, if a CRA Asset held by the Partnership at the time the General Partner receives completed and executed subscription documents from a potential investor is no longer held by the Partnership upon the date of the closing of the investor's subscription, the General Partner will notify the potential investor and (i) if such investor requested allocations to Specified CRA Assets in its subscription agreement, the General Partner will request the investor to specify in writing, no later than three business days after the receipt of the General Partner's notice, other Specified CRA Assets then held by the Partnership to which the investor's investment proceeds should be allocated, and (ii) if such investor did not originally request an allocation to any Specified CRA Assets in its subscription agreement or, after receiving the notification from the General Partner described in this paragraph, declines to specify other Specified CRA Assets to which its investment proceeds should be allocated, then the General Partner will allocate, in its discretion, such investor's investment proceeds among CRA Assets located within the Designated Target Region set forth in the investor's subscription agreement. For purposes of the reallocations described in this paragraph, the General Partner will adhere to the pro rata allocation methodology described above to the extent pro ration of requested allocations is applicable.

Investment Types

Mortgage Revenue Bonds ("MRBs")

We invest in MRBs that are issued by state and local governments, their agencies, and authorities to finance the construction or acquisition and rehabilitation of income-producing real estate properties. Each MRB is collateralized by a mortgage on all real and personal property associated with the related property. An MRB is typically a non-recourse obligation of the respective owner of each property and the sole source of the funds to pay principal and interest due on the MRB is the net cash flow generated by the property or the proceeds from a sale or refinancing of the secured property. The MRBs do not constitute an obligation of any state or local government, agency or authority and no state or local government, agency or authority is liable for them, nor is the taxing power of any state or local government pledged to the payment of principal or interest on the MRBs.

We expect and believe that the interest received on our MRBs is excludable from gross income for federal income tax purposes. We primarily invest in MRBs that are senior obligations of the associated properties, though we may also invest in subordinate MRBs. The MRBs predominantly bear interest at fixed interest rates and require regular principal and interest payments on either a monthly or semi-annual basis. The majority of our MRBs have initial contractual terms of 15 years or greater.

As of June 30, 2021, we own 76 MRBs with an aggregate outstanding principal amount of approximately $672.3 million. Our MRBs are owned either directly by the Partnership or by our consolidated variable interest entities ("VIEs") associated with our debt financing facilities. Our MRBs relate to 68 Residential Properties containing a total of 10,995 rental units located in 14 states in the United States. One MRB is secured by a mortgage on the ground, facilities, and equipment of a commercial ancillary health care facility in Tennessee.

The four basic types of MRBs which we may acquire as investments are as follows:

1. Private activity bonds issued under Section 142(d) of the IRC;
2. Bonds issued under Section 145 of the IRC on behalf of not-for-profit entities qualified under Section 501(c)(3) of the IRC;
3. Essential function bonds issued by a public instrumentality to finance a multifamily residential property owned by such instrumentality; and
4. Existing "80/20" bonds that were issued under Section 103(b)(4)(A) of the IRC.

Each of these structures permit the issuance of MRBs under the IRC to finance the construction or acquisition and rehabilitation of affordable rental housing or other not-for-profit commercial property. Under applicable Treasury Regulations, any affordable multifamily residential project financed with tax-exempt MRBs (other than essential function bonds as described in 3 above) must set aside a percentage of its total rental units for occupancy by tenants whose incomes do not exceed stated percentages of the median income in the local area. Those rental units of the multifamily residential project not subject to tenant income restrictions may be rented at market rates (unless there are restrictions otherwise imposed by the bond issuer or a governmental entity). With respect to private activity bonds issued under Section 142(d) of the IRC, the owner of the multifamily residential project may elect, at the time the MRBs are issued, whether to set aside a minimum of 20% of the units for tenants making less than 50% of area median income (as adjusted for household size) or 40% of the units for tenants making less than 60% of the area median income (as adjusted for household size). The MRBs that were secured by Residential Properties issued prior to the Tax Reform Act of 1986 (so called "80/20" bonds) require that 20% of the rental units be set aside for tenants whose income does not exceed 80% of the area median income, without adjustment for household size. State and local housing authorities may require additional rent restrictions above those required by Treasury Regulations. There are no Treasury Regulations related to MRBs that are secured by a commercial property.

The borrowers associated with our MRBs are either syndicated partnerships formed to receive allocations of LIHTCs or not-for-profit entities. LIHTC eligible projects are attractive to developers of affordable housing because it helps them raise equity and debt financing. Under the LIHTC program, developers that receive an allocation of private activity bonds will also receive an allocation of federal LIHTCs as a method to encourage the development of affordable multifamily housing. We do not invest in LIHTCs but are attracted to MRBs that are issued in association with federal LIHTC allocations because they bear interest that we expect and believe is exempt from federal income taxes. To be eligible for federal LIHTCs, a property must either be newly constructed or substantially rehabilitated, and therefore, may be less likely to become functionally obsolete in the near term versus an older property. There are various requirements to be eligible for federal LIHTCs, including rent and tenant income restrictions, which vary by property. Our borrowers that are owned by not-for-profit entities typically have missions to provide affordable multifamily rental units to underserved populations in their market areas.

Governmental Issuer Loans ("GILs")

We invest in GILs that are issued by state or local governmental authorities to provide construction financing for affordable multifamily properties. Each GIL is collateralized by a mortgage on all real and personal property associated with the related property. A GIL is typically a non-recourse obligation of the respective owner of each property and the sole source of the funds to pay principal and interest due on the GIL is the net cash flow generated by the property or the proceeds from a sale or refinancing of the secured property. The GILs do not constitute an obligation of any government, agency or authority and no unit of government, agency or authority is liable for them, nor is the taxing power of any government pledged to the payment of principal or interest on the GILs. We may commit to provide funding for GILs on a draw-down basis during construction of the related property.

We expect and believe the interest received on our GILs is excludable from gross income for federal income tax purposes. The GILs are senior obligations of the associated Residential Properties and bear interest at variable interest rates. The GILs have initial terms of two to four years and have defined forward purchase commitments from servicing companies and Freddie Mac at maturity. An affiliate of Greystone, Greystone Servicing Company LLC, has provided a forward commitment to purchase six of the Partnership's GILs once certain conditions are met, at a price equal to the outstanding principal balance plus accrued interest. Greystone

Servicing Company LLC will then immediately sell the GILs to Freddie Mac pursuant to a financing commitment between Greystone Servicing Company LLC and Freddie Mac.

As of June 30, 2021, we own seven GILs with an aggregate outstanding principal amount of approximately $130.4 million. Our GILs are owned by our consolidated VIEs associated with our debt financing facilities. Such GILs are related to seven Residential Properties containing a total of 1,267 rental units located in four states in the United States.

The GILs have been issued under Section 142(d) of the IRC and are subject to the same set aside and tenant income restrictions noted in the "Mortgage Revenue Bonds" description above. The borrowers associated with our GILs are syndicated partnerships formed to receive allocations of LIHTCs.

Investments in Unconsolidated Entities

We invest in membership interests in unconsolidated entities ("Vantage Properties") for the construction of market-rate multifamily real estate properties. We do not have controlling interests in the Vantage Properties and account for the membership interests using the equity method of accounting. The Partnership earns a return on its membership interests accruing immediately on its contributed capital, which is guaranteed, to an extent and for a period, by an unrelated third party. The membership interests entitle the Partnership to shares of certain cash flows generated by the Vantage Properties from operations and upon the occurrence of certain capital transactions, such as a refinancing or sale. As of June 30, 2021, we owned membership interests in 13 unconsolidated entities located in four states in the United States, two of which are reported as consolidated VIEs.

MF Properties

We have and may acquire controlling interests in multifamily, student or senior citizen residential properties ("MF Properties"). We plan to operate the MF Properties in order to position ourselves for a future investment in MRBs issued to finance the acquisition and/or rehabilitation of the properties by new owners or until the opportunity arises to sell the MF Properties at what we believe is their optimal fair value.

As of June 30, 2021, we owned two MF Properties containing a total of 859 rental units located in Nebraska and California.

Property Loans

We have made and may make in the future, taxable property loans which are secured by Residential Properties that are financed by our MRBs and GILs and may make taxable property loans which are unsecured. Such property loans may be made to finance capital improvements, otherwise support property operations, or fund the construction of a property.

PHC Certificates

We previously invested in three Public Housing Capital Fund Trusts' Certificates ("PHC Certificates"). The PHC Certificates consisted of custodial receipts evidencing loans made to numerous public housing authorities, with principal and interest on these loans payable by the respective public housing authorities out of annual appropriations to the public housing authorities by HUD under HUD's Capital Fund Program established under the Quality Housing and Work Responsibility Act of 1998 (the "Capital Fund Program"). In January 2020, we sold the PHC Certificates to an unrelated third party and paid off all amounts due on the related debt financing facilities.

General Investment Matters

Our investments in unconsolidated entities and MF Properties are considered "Other Investments" under the terms of our Partnership Agreement. Property loans to borrowers not associated with our MRBs and GILs are also considered Other Investments. We may invest in other types of securities and investments that may or may not be secured by real estate that are also considered Other Investments. We may also invest in "Tax Exempt

Investments," other than our MRBs and GILs, such as the PHC Certificates, under the terms of our Partnership Agreement. Such Tax Exempt Investments must be rated in one of the four highest rating categories by at least one nationally recognized securities rating agency. Under the terms of the Partnership Agreement, the aggregate value of our Other Investments and Tax-Exempt Investments cannot exceed 25% of our assets at the time of acquisition.

Cash Distributions

We currently make quarterly cash distributions to our BUC holders. The Partnership Agreement allows the General Partner to elect to make cash distributions on a more or less frequent basis, provided that distributions are made at least semi-annually. Regardless of the distribution period selected, cash distributions to BUC holders must be made within 60 days of the end of each such period. The amount of any cash distribution is determined by the General Partner and depends on the amount of interest received on our MRBs, GILs and other investments, our financing costs which are affected by the interest rates we pay on our debt financing, the amount of cash held in our reserves, and other factors. Most recently we declared our second quarter 2021 distribution of $0.11 per BUC that was paid on July 30, 2021 to BUC holders of record as of June 30, 2021.

The holders of our Series A Preferred Units are entitled to receive, when, as, and if declared by the General Partner out of funds legally available for the payment of distributions, non-cumulative cash distributions at the rate of 3.00% per annum of the $10.00 per unit purchase price of the Series A Preferred Units, payable quarterly. The Series A Preferred Units rank senior to our BUCs and our Series B Preferred Units representing limited partnership interests in the Partnership (the "Series B Preferred Units"), and rank on parity with our Series A-1 Preferred Units, with respect to the payment of distributions and to any other class or series of Partnership interests or securities expressly designated as ranking junior to the Series A Preferred Units, and junior to any other class or series of Partnership interests or securities expressly designated as ranking senior to the Series A Preferred Units. Distributions declared on the Series A Preferred Units are payable quarterly in arrears.

The holders of our Series A-1 Preferred Units will be entitled to receive, when, as, and if declared by the General Partner out of funds legally available for the payment of distributions, non-cumulative cash distributions at the rate of 3.00% per annum of the $10.00 per unit purchase price of the Series A-1 Preferred Units, payable quarterly. The Series A-1 Preferred Units rank senior to our BUCs and our Series B Preferred Units, and rank on parity with our Series A Preferred Units, with respect to the payment of distributions and to any other class or series of Partnership interests or securities expressly designated as ranking junior to the Series A-1 Preferred Units, and junior to any other class or series of Partnership interests or securities expressly designated as ranking senior to the Series A-1 Preferred Units. Distributions declared on the Series A-1 Preferred Units will be payable quarterly in arrears. There are no Series A-1 Preferred Units issued and outstanding as of the date of this prospectus supplement.

Recent Developments

Recent Investment Activity

The following table presents information regarding the investment activity of the Partnership for the six months ended June 30, 2021 and 2020:

Investment Activity	#	Amount (in 000's)	Retired Debt or Note (in 000's)	Tier 2 income distributable to the General Partner (in 000's) [1]	Notes to the Partnership's condensed consolidated financial statements
For the Three Months Ended June 30, 2021					
Mortgage revenue bond advances	2	$ 6,880	N/A	N/A	6
Governmental issuer loan advances	5	26,474	N/A	N/A	7
Land acquisition for future development	1	1,054	N/A	N/A	8
Investments in unconsolidated entities	2	11,641	N/A	N/A	9
Return of investment in unconsolidated entity upon sale	1	10,736	N/A	$ 1,366	9
Property loan advances	2	1,859	N/A	N/A	10
For the Three Months Ended March 31, 2021					
Mortgage revenue bond advance	1	$ 2,072	N/A	N/A	6
Mortgage revenue bond redemptions	2	7,385	N/A	N/A	6
Governmental issuer loan advances	6	39,068	N/A	N/A	7
Investments in unconsolidated entities	1	1,426	N/A	N/A	9
Return of investment in unconsolidated entity upon sale	1	10,425	N/A	$ 702	9
Property loan advances	3	3,000	N/A	N/A	10
Taxable governmental issuer loan advance	1	1,000	N/A	N/A	12
For the Three Months Ended June 30, 2020					
Mortgage revenue bond acquisitions	2	$ 7,475	N/A	N/A	6
Governmental issuer loan advance	1	40,000	N/A	N/A	7
Investment in an unconsolidated entity	1	893	N/A	N/A	9
Return of investment in unconsolidated entity upon sale	1	7,762	N/A	N/A	9
Property loan advance	1	1,668	N/A	N/A	10
For the Three Months Ended March 31, 2020					
Mortgage revenue bond redemption	1	$ 3,103	N/A	N/A	6
PHC Certificates sold	3	43,349	$ 34,809	N/A	N/A
Investments in unconsolidated entities	3	10,270	N/A	N/A	9

(1) See "*Cash Available for Distribution*" in the section captioned "*Summary Historical Financial Data*" below.

Recent Financing and Derivative Activities

The following table presents information regarding the debt financing, derivatives, preferred units, and partners' capital activities of the Partnership for the six months ended June 30, 2021 and 2020, exclusive of retired debt amounts listed in the investment activity table above:

Financing, Derivative and Capital Activity	#	Amount (in 000's)	Secured	Maximum SIFMA Cap Rate	Notes to the Partnership's condensed consolidated financial statements
For the Three Months Ended June 30, 2021					
Net borrowing on secured line of credit	1	$ 6,500	Yes	N/A	15
Proceeds from TOB financings with Mizuho	5	30,983	Yes	N/A	16
Termination of unsecured operating line of credit	1	-	No	N/A	14
For the Three Months Ended March 31, 2021					
Net repayment on unsecured lines of credit	5	$ 7,475	No	N/A	14
Proceeds from TOB financings with Mizuho	5	39,594	Yes	N/A	16
For the Three Months Ended June 30, 2020					
Net borrowing on unsecured lines of credit	1	$ 6,155	No	N/A	14
Proceeds from new TOB Financings with Mizuho	6	91,386	Yes	N/A	16
Repayment of Term TOB & Term A/B Financings with Deutsche Bank	6	51,714	Yes	N/A	16
For the Three Months Ended March 31, 2020					
Net repayment on unsecured lines of credit	1	$ 660	No	N/A	14
Refinancing of The 50/50 Mortgage and TIF loans	2	-	Yes	N/A	17

THE OFFERING

Issuer ....America First Multifamily Investors, L.P.

Securities Offered ....3,500,000 of our Series A-1 Preferred Units representing limited partnership interests, liquidation preference $10.00 per Series A-1 Preferred Unit. For a detailed description of the Series A-1 Preferred Units, see "*Description of the Series A-1 Preferred Units*" beginning on page 42 of this prospectus.

Price per Unit $10.00

Minimum Investment.......................................A minimum investment of 500,000 Series A-1 Preferred Units, for an aggregate purchase price of $5,000,000, is required by each investor, unless the General Partner elects to allow an investor to purchase a lesser amount in its sole discretion.

Maturity ....Perpetual (unless earlier redeemed under the circumstances described in this prospectus). See "*Description of the Series A-1 Preferred Units*" beginning on page 42 of this prospectus.

Distributions ....Holders of Series A-1 Preferred Units will be entitled to receive, when, as, and if declared by the General Partner out of funds legally available for the payment of distributions, non-cumulative cash distributions at the rate of 3.00% per annum of the $10.00 per unit purchase price of the Series A-1 Preferred Units. Distributions will be payable on each Distribution Payment Date (as defined below).

Distribution Payment Dates..............................Distributions will be payable quarterly in arrears on or about the 15th day of each of January, April, July, and October of each year, or, if such day is not a business day, on the next succeeding business day with the same force and effect as if made on such date (each, a "Distribution Payment Date").

Ranking..The Series A-1 Preferred Units represent perpetual equity interests in the Partnership and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date.

The Series A-1 Preferred Units will rank:

- senior to our BUCs, our Series B Preferred Units, and to each other class or series of Partnership interests or other equity securities established after the original issue date of the Series A-1 Preferred Units that is not expressly made senior to or on parity with the Series A-1 Preferred Units as to the payment of distributions and, generally, amounts payable upon a liquidation event (the "Junior Securities");

- on parity with our Series A Preferred Units;

- junior to each other class or series of Partnership interests or other equity securities established after the original issue date of the Series A-1 Preferred Units with terms expressly made senior to the Series A-1 Preferred Units as to the payment of distributions and amounts payable upon a liquidation event (the "Senior Securities"); and

- junior to all of our existing and future indebtedness (including indebtedness outstanding under our senior bank credit facility) and other liabilities with respect to assets available to satisfy claims against us.

Redemption at the Option of the Holder .... Upon the sixth anniversary of the closing of a holder's purchase of Series A-1 Preferred Units, and upon each anniversary thereafter, each holder of Series A-1 Preferred Units will have the right to require us to redeem, in whole or in part, the Series A-1 Preferred Units held by such holder at a per unit redemption price equal to $10.00 per unit, plus an amount equal to all declared and unpaid distributions thereon to the date of redemption. In addition, if the General Partner determines that the ratio of the aggregate market value of issued and outstanding BUCs to the aggregate value of issued and outstanding Series A Preferred Units and Series A-1 Preferred Units has fallen below 1.0 and has remained below 1.0 for a period of 15 consecutive business days, then each holder of Series A-1 Preferred Units shall have the right to redeem, in whole or in part, the Series A-1 Preferred Units held by such holder at a per unit redemption price equal to $10.00 per unit plus all declared and unpaid distributions thereon to the date of redemption. The redemption price for each Series A-1 Preferred Unit will be payable in cash, in each case out of funds legally available for such payment and to the extent not prohibited by law. See "*Description of the Series A-1 Preferred Units – Redemption at the Option of the Holder*" beginning on page 44 of this prospectus.

Redemption at the Option of the Partnership ... Upon the sixth anniversary of the closing date of a holder's purchase of Series A-1 Preferred Units, and upon each anniversary thereafter, we will have the right to redeem, in whole or in part, a holder's Series A-1 Preferred Units at a per unit redemption price equal to $10.00 per unit, plus all declared and unpaid distributions thereon to the date of redemption, in each case out of funds legally available for such payment and to the extent not prohibited by law. The redemption price for each Series A-1 Preferred Unit will be payable in cash. See "*Description of the Series A-1 Preferred Units – Redemption at the Option of the Partnership*" beginning on page 45 of this prospectus.

Voting Rights .... The Series A-1 Preferred Units will have no voting rights except as described in this prospectus or as otherwise provided by Delaware law. See "*Description of the Series A-1 Preferred Units – Voting Rights*" beginning on page 44 of this prospectus.

Fixed Liquidation Price .... In the event of any liquidation, dissolution, or winding up of the Partnership, whether voluntary or involuntary, before any payment or distribution of the assets of the Partnership shall be made to or set apart for the holders of any Junior Securities, the holders of Series A-1 Preferred Units will be entitled to receive an amount equal to $10.00 per Series A-1 Preferred Unit, plus an amount equal to all distributions declared and unpaid thereon to the date of final distribution. For these purposes, a consolidation or merger of the Partnership or General Partner with one or more entities, a statutory unit or share exchange by the Partnership or General Partner, and a sale or transfer of all or substantially all of the Partnership's or General Partner's assets shall not be deemed to be a liquidation, dissolution, or winding up, voluntary or involuntary, of the Partnership or General Partner. See "*Description of the Series A-1*

	Preferred Units – Liquidation Preference" beginning on page 43 of this prospectus.
No Sinking Fund	The Series A-1 Preferred Units will not be subject to any sinking fund requirements.
No Fiduciary Duties	The Partnership, the General Partner, and their respective officers and affiliates will not owe any fiduciary duties to holders of the Series A-1 Preferred Units. The Partnership and General Partner have contractual duties of good faith and fair dealing pursuant to our Partnership Agreement.
Use of Proceeds	We expect to receive net proceeds from the sale of Series A-1 Preferred Units offered hereby of approximately $34,916,000, after deducting our offering expenses. We intend to use the proceeds of the offering to acquire MRBs that are issued by state and local housing authorities to provide construction and/or permanent financing for affordable multifamily, student housing, senior citizen and commercial properties in their market areas. In addition, we will use the proceeds to acquire other allowable investments as provided for in our Partnership Agreement. See "*Use of Proceeds*" beginning on page 29.
No Listing	There is no established trading market for the offered Series A-1 Preferred Units and we do not expect a market to develop. We do not intend to apply for a listing of the Series A-1 Preferred Units on any national securities exchange.
Material U.S. Federal Income Tax Considerations	For a discussion of certain material U.S. federal income tax consequences that may be relevant to prospective Series A-1 Preferred Unit holders who are individual citizens or residents of the United States, please read "*Material U.S. Federal Income Tax Considerations*" beginning on page 47 of this prospectus.
Book-Entry Form	The Series A-1 Preferred Units will be issued and maintained in book-entry form registered in the name of the holder of the units. The Partnership will act as the transfer agent and registrar for the Series A-1 Preferred Units.
Subscription Procedures	To purchase Series A-1 Preferred Units, you must complete and sign a subscription agreement similar to the one filed as an exhibit to the registration statement of which this prospectus is a part, which is available from us and which will be delivered to you at your request. In connection with a subscription, you will be required to pay the full purchase price for the Series A-1 Preferred Units to us, as set forth in the subscription agreement. See "*Plan of Distribution – Subscription Procedures*" beginning on page 58 of this prospectus.
Risk Factors	Investing in our Series A-1 Preferred Units involves risks. You should carefully read and consider the information beginning on page 25 of this prospectus set forth under the heading "*Risk Factors*" and all other information set forth in this prospectus, including the information incorporated by reference herein, before deciding to invest in our Series A-1 Preferred Units.

SUMMARY HISTORICAL FINANCIAL DATA

Summary Financial Data

     The following summary historical financial data is derived from the Partnership's unaudited consolidated financial statements as of and for the three and six months ended June 30, 2021 and 2020, and its audited consolidated financial statements as of December 31, 2020 and 2019 and for the two years ended December 31, 2020. The Partnership includes the assets, liabilities, and results of operations of the Partnership, our wholly owned subsidiaries and consolidated variable interest entities ("VIEs"). All significant transactions and accounts between us and the consolidated VIEs have been eliminated in consolidation.

     We believe that the unaudited consolidated financial statements from which we have derived the financial data for the three and six month periods ended June 30, 2021 and 2020 include all adjustments, consisting only of normal, recurring adjustments, necessary to present fairly, in all material respects, our results of operations and financial condition as of and for the periods presented. Financial results for these interim periods are not necessarily indicative of results that may be expected for any other interim period or for any fiscal year. You should read this summary financial data along with "*Management's Discussion and Analysis of Financial Condition and Results of Operations*," and our audited consolidated financial statements and notes thereto that are included in our Annual Report on Form 10-K for the year ended December 31, 2020, and our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 which are incorporated by reference herein.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,	
	2021	2020	2021	2020
Investment income	$ 14,297,626	$ 12,401,819	$ 26,685,867	$ 23,945,242
Property revenues	1,788,173	1,856,954	3,482,697	3,809,201
Contingent interest income	-	-	-	12,043
Other interest income	320,697	219,646	625,420	448,068
Real estate operating expenses	(760,525)	(854,424)	(1,768,365)	(2,029,798)
Provision for credit loss	(900,080)	(464,675)	(900,080)	(1,822,356)
Provision for loan loss	(330,116)	-	(330,116)	-
Impairment charge on real estate assets	-	(25,200)	-	(25,200)
Depreciation and amortization	(684,884)	(712,081)	(1,368,344)	(1,421,519)
Interest expense	(5,358,096)	(4,889,316)	(10,584,571)	(10,907,284)
General and administrative	(3,463,912)	(2,846,371)	(6,749,620)	(5,744,897)
Gain on sale of securities	-	-	-	1,416,023
Gain on sale of investments in unconsolidated entities	5,463,484	-	8,272,590	-
Income before income taxes	10,372,367	4,686,352	17,365,478	7,679,523
Income tax expense	(107,687)	(98,004)	(107,944)	(109,418)
Net income	10,264,680	4,588,348	17,257,534	7,570,105
Redeemable Series A Preferred Unit distributions and accretion	(717,763)	(717,762)	(1,435,526)	(1,435,525)
Net income available to Partners	9,546,917	3,870,586	15,822,008	6,134,580
Less: General Partners interest in net income	1,406,706	38,706	2,143,642	(14,698)
Less: Restricted Unitholders interest in net income	25,169	25,485	37,122	30,667
BUC holders' interest in net income	$ 8,115,042	$ 3,806,395	$ 13,641,244	$ 6,118,611
BUC holders' interest in net income per BUC (basic and diluted):				
Net income per BUC, basic and diluted	$ 0.13	$ 0.06	$ 0.22	$ 0.10
Distributions declared, per BUC	$ 0.11	$ 0.06	$ 0.20	$ 0.185
Weighted average number of BUCs outstanding, basic	60,576,537	60,545,204	60,633,700	60,649,692
Weighted average number of BUCs outstanding, diluted	60,576,537	60,545,204	60,633,700	60,649,692

	As of or For the Period Ended June 30,	
	2021	2020
Mortgage revenue bonds held in trust, at fair value	$ 760,538,644	$ 744,663,143
Mortgage revenue bonds, at fair value	$ 17,451,452	$ 42,961,828
Governmental issuer loans held in trust	$ 130,404,790	$ 40,000,000
Real estate assets, net	$ 63,330,579	$ 60,162,394
Investments in unconsolidated entities	$ 91,790,880	$ 91,643,668
Total assets	$ 1,233,985,859	$ 1,038,489,468
Total debt of continuing operations	$ 774,997,031	$ 584,034,957
Cash flows provided by operating activities	$ 15,563,183	$ 8,941,230
Cash flows used in investing activities	$ (56,262,246)	$ (3,406,388)
Cash flows provided by (used in) financing activities	$ 53,577,831	$ (11,596,102)
Cash Available for Distribution ("CAD") [1]	$ 17,005,535	$ 8,537,243

(1)   See "*Cash Available for Distribution*" below.

	For the Year Ended December 31,	
	2020	2019
Investment income	$ 47,553,660	$ 50,222,435
Property revenues	6,986,009	8,081,029
Contingent interest income	12,043	3,045,462
Other interest income	967,338	851,123
Other income	9,518	117,964
Real estate operating expenses	(4,347,441)	(4,473,558)
Provision for credit loss	(7,318,590)	-
Provision for loan loss	(911,232)	-
Impairment charge on real estate assets	(25,200)	(75,000)
Depreciation and amortization	(2,810,073)	(3,091,417)
Interest expense	(21,215,888)	(24,717,294)
General and administrative	(13,027,349)	(15,564,403)
Gain on sale of securities	1,416,023	-
Gain on sale of investments in unconsolidated entities	-	16,141,797
Income before income taxes	7,288,818	30,538,138
Income tax expense	79,990	45,987
Net income	7,208,828	30,492,151
Redeemable Series A Preferred Unit distributions and accretion	(2,871,051)	(2,871,051)
Net income available to Partners	4,337,777	27,621,100
Less: General Partners interest in net income	(32,666)	2,102,874
Less: Restricted Unitholders interest in net income	66,235	94,828
BUC holders' interest in net income	$ 4,304,208	$ 25,423,398
BUC holders' interest in net income per BUC (basic and diluted):		
Net income, basic and diluted, per BUC	$ 0.07	$ 0.42
Distributions declared, per BUC	$ 0.305	$ 0.500
Weighted average number of BUCs outstanding, basic	60,606,989	60,551,775
Weighted average number of BUCs outstanding, diluted	60,606,989	60,551,775

	As of or For the Years Ended December 31,	
	2020	2019
Mortgage revenue bonds held in trust, at fair value	$ 768,468,644	$ 743,587,715
Mortgage revenue bonds, at fair value	$ 25,963,841	$ 30,009,750
Governmental issuer loans held in trust	$ 64,863,657	$ -
Public housing capital fund trust certificates, at fair value	$ -	$ 43,349,357
Real estate assets, net	$ 59,041,202	$ 61,559,963
Investments in unconsolidated entities	$ 106,878,570	$ 86,981,864
Total assets	$ 1,175,247,879	$ 1,029,168,508
Total debt of continuing operations	$ 707,417,512	$ 576,199,667
Cash flows provided by operating activities	$ 15,841,497	$ 17,994,249
Cash flows provided by (used in) investing activities	$ (38,143,016)	$ 23,192,923
Cash flows provided by (used in) financing activities	$ 102,106,124	$ (31,269,802)
Cash Available for Distribution ("CAD") [1]	$ 15,766,220	$ 34,388,377

(1) See "*Cash Available for Distribution*" below.

Cash Available for Distribution

The Partnership believes that Cash Available for Distribution ("CAD") provides relevant information about the Partnership's operations and is necessary, along with net income, for understanding its operating results. To calculate CAD, the Partnership begins with net income as computed in accordance with GAAP and adjusts for non-cash expenses consisting of depreciation expense, amortization expense related to deferred financing costs, amortization of premiums and discounts, non-cash interest rate derivative expense or income, provisions for credit and loan losses, impairments on MRBs, GILs, PHC Certificates, real estate assets and property loans, deferred income tax expense (benefit) and restricted unit compensation expense. The Partnership also deducts Tier 2 income (see Note 3 to the Partnership's Quarterly Report on Form 10-Q for the quarter ended June 30, 2021) distributable to the General Partner as defined in the Partnership Agreement and Series A Preferred Unit distributions and accretion. Furthermore, the Partnership will deduct from net income distributions and accretion related to Series A-1 Preferred Units and Series B Preferred Units, if and when issued, in the calculation of CAD. Net income is the GAAP measure most comparable to CAD. There is no generally accepted methodology for computing CAD, and the Partnership's computation of CAD may not be comparable to CAD reported by other companies. Although the Partnership considers CAD to be a useful measure of the Partnership's operating performance, CAD is a non-GAAP measure that should not be considered as an alternative to net income calculated in accordance with GAAP, or any other measures of financial performance presented in accordance with GAAP.

The table below shows the calculation of CAD (and a reconciliation of the Partnership's GAAP net income to CAD) for the three and six months ended June 30, 2021 and 2020:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,	
	2021	2020	2021	2020
Net income	$ 10,264,680	$ 4,588,348	$ 17,257,534	$ 7,570,105
Change in fair value of derivatives and interest rate derivative amortization	9,494	(93,647)	2,043	(118,848)
Depreciation and amortization expense	684,884	712,081	1,368,344	1,421,519
Provision for credit loss [1]	900,080	464,675	900,080	1,822,356
Provision for loan loss [2]	330,116	-	330,116	-
Reversal of impairment on securities [3]	-	-	-	(1,902,979)
Impairment charge on real estate assets	-	25,200	-	25,200
Amortization of deferred financing costs	247,997	432,118	454,383	791,026
Restricted unit compensation expense	190,970	296,268	269,084	335,336
Deferred income taxes	(19,442)	(960)	(35,670)	(31,881)
Redeemable Series A Preferred Unit distribution and accretion	(717,763)	(717,762)	(1,435,526)	(1,435,525)
Tier 2 (Income distributable) Loss allocable to the General Partner [4]	(1,365,870)	-	(2,068,147)	80,501
Bond purchase premium (discount) amortization (accretion), net of cash received	(18,185)	(5,761)	(36,706)	(19,567)
Total CAD	$ 10,506,961	$ 5,700,560	$ 17,005,535	$ 8,537,243
Weighted average number of BUCs outstanding, basic	60,576,537	60,545,204	60,633,700	60,649,692
Net income per BUC, basic	$ 0.13	$ 0.06	$ 0.22	$ 0.10
Total CAD per BUC, basic	$ 0.17	$ 0.09	$ 0.28	$ 0.14
Distributions declared, per BUC	$ 0.11	$ 0.06	$ 0.20	$ 0.185

[1] The provision for credit loss for the three and six months ended June 30, 2021 and 2020 relates to impairment of the Provision Center 2014-1 MRB.

[2] The provision for loan loss for the three and six months ended June 30, 2021 relates to impairment of the Live 929 Apartments property loan.

[3] This amount represents previous impairments recognized as adjustments to CAD in prior periods related to the PHC Certificates. Such adjustments were reversed in the first quarter of 2020 upon the sale of the PHC Certificates in January 2020.

[4] As described in Note 3 to the Partnership's condensed consolidated financial statements, Net Interest Income representing contingent interest and Net Residual Proceeds representing contingent interest (Tier 2 income) will be distributed 75% to the limited partners and BUC holders, as a class, and 25% to the General Partner. This adjustment represents the 25% of Tier 2 income due to the General Partner.

For the six months ended June 30, 2021, Tier 2 income allocable to the general partner consisted of approximately $703,000 related to the gain on sale of the Partnership's investment in Vantage at Germantown in March 2021 and approximately $1.4 million related to the gain on sale of the Partnership's investment in Vantage at Powdersville in May 2021. For the six months ended June 30, 2020, Tier 2 income was due to the gain on sale of the PHC Certificates, net of prior impairments recorded.

The table below shows the calculation of CAD (and a reconciliation of the Partnership's GAAP net income to CAD) for the years ended December 31, 2020 and 2019:

	For the Years Ended December 31,	
	2020	2019
Net income	$ 7,208,828	$ 30,492,151
Change in fair value of derivatives and interest rate derivative amortization	(116,899)	499,835
Depreciation and amortization expense	2,810,073	3,091,417
Provision for credit loss [1]	7,318,590	-
Provision for loan loss [2]	911,232	-
Reversal of impairment on securities [3]	(1,902,979)	-
Impairment charge on real estate assets	25,200	75,000
Amortization of deferred financing costs	1,450,398	1,713,534
Restricted unit compensation expense	1,017,938	3,636,091
Deferred income taxes	(105,920)	(149,874)
Redeemable Series A Preferred Unit distribution and accretion	(2,871,051)	(2,871,051)
Tier 2 (Income distributable) Loss allocable to the General Partner [4]	80,501	(2,018,202)
Bond purchase premium (discount) amortization (accretion), net of cash received	(59,691)	(80,524)
Total CAD	$ 15,766,220	$ 34,388,377
Weighted average number of BUCs outstanding, basic	60,606,989	60,551,775
Net income per BUC, basic	$ 0.07	$ 0.42
Total CAD per BUC, basic	$ 0.26	$ 0.57
Distributions declared, per BUC	$ 0.305	$ 0.500

(1) The provision for credit loss for 2020 consists of impairments of approximately $3.5 million for the Live 929 Apartments MRB and approximately $3.9 million for the Provision Center 2014-1 MRB.

(2) The provision for loan loss relates to impairment of the Live 929 Apartments property loan.

(3) This amount represents previous impairments recognized as adjustments to CAD in prior periods related to the PHC Certificates. Such adjustments were reversed in the first quarter of 2020 upon the sale of the PHC Certificates in January 2020.

(4) As described in Note 3 to the Partnership's consolidated financial statements, Net Interest Income representing contingent interest and Net Residual Proceeds representing contingent interest (Tier 2 income) will be distributed 75% to the limited partners and BUC holders, as a class, and 25% to the General Partner. This adjustment represents the 25% of Tier 2 income due to the General Partner.

For 2020, Tier 2 loss allocable to the general partner related to the sale of the PHC Certificates. For 2019, Tier 2 income consisted of $3.0 million of contingent interest realized on redemption of the Vantage at Brooks, LLC property loan in January 2019 and a $10.5 million gain on sale related to the Partnership's investment in Vantage at Panama City Beach in September 2019.

RISK FACTORS

An investment in our Series A-1 Preferred Units involves risks. Additionally, limited partnership interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in similar businesses. You should carefully consider the risk factors and all of the other information included in, or incorporated by reference into, this prospectus or any prospectus supplement, including those included in our most recent Annual Report on Form 10-K and, if applicable, in our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, in evaluating an investment in our Series A-1 Preferred Units. If any of these risks were to occur, our business, financial condition, or results of operations could be adversely affected. In that case, you could lose all or part of your investment. Also, please read "Cautionary Note Regarding Forward-Looking Statements."

Risk Related to the Ownership of Series A-1 Preferred Units

The Series A-1 Preferred Units represent perpetual equity interests in us, and investors should not expect us to redeem the Series A-1 Preferred Units on the date the Series A-1 Preferred Units become redeemable by us or on any particular date afterwards.

The Series A-1 Preferred Units represent perpetual equity interests in us, and they have no maturity or mandatory redemption date. As a result, unlike our indebtedness, the Series A-1 Preferred Units will generally not give rise to a claim for payment of a principal amount at a particular date. Instead, the Series A-1 Preferred Units may be redeemed by us at our option, in whole or in part, at any time on or after the sixth anniversary of the closing date of a holder's purchase of Series A-1 Preferred Units, and upon each anniversary thereafter, out of funds legally available for such redemption, at a per unit redemption price equal to $10.00 per unit, plus all declared and unpaid distributions thereon to the date of redemption, or at the holder's option as described under "*Description of the Series A-1 Preferred Units – Redemption at the Option of the Holder*." Any decision we may make at any time to redeem the Series A-1 Preferred Units will depend upon, among other things, our evaluation of our capital position and general market conditions at that time.

The Partnership's general partner has the authority to declare cash distributions related to the Series A-1 Preferred Units.

The holders of Series A-1 Preferred Units are entitled to receive non-cumulative cash distributions, when, as, and if declared by the Partnership's general partner, out of funds legally available therefor, at an annual rate of 3.00%. Under the terms of the Partnership Agreement, the Partnership's General Partner has the authority, based on its assessment of the amount of cash available to us for distributions, not to declare distributions to the holders of the Series A-1 Preferred Units.

Holders of Series A-1 Preferred Units may have liability to repay distributions.

Under certain circumstances, holders of the Series A-1 Preferred Units may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution if the distribution would cause the Partnership's liabilities to exceed the fair value of its assets. Liabilities to partners on account of their partnership interests and liabilities that are non-recourse to the Partnership are not counted for purposes of determining whether a distribution is permitted.

Delaware law provides that for a period of three years from the date of an impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. A purchaser of Series A-1 Preferred Units who becomes a limited partner is liable for the obligations of the transferring limited partner to make contributions to the Partnership that are known to such purchaser of Series A-1 Preferred Units at the time it became a limited partner and for unknown obligations if the liabilities could be determined from our Partnership Agreement.

25

We may be required to redeem Series A-1 Preferred Units in the future.

Under the terms of the Series A-1 Preferred Units, upon the sixth anniversary of the closing of the purchase of Series A-1 Preferred Units by a holder, and upon each anniversary thereafter, each holder of Series A-1 Preferred Units will have the right, but not the obligation, to cause the Partnership to redeem, in whole or in part, the Series A-1 Preferred Units held by such holder at a per unit redemption price equal to $10.00 per unit, plus an amount equal to all declared and unpaid distributions thereon to the date of redemption. Holders must provide written notice to the General Partner of their intent to redeem at least 180 days prior to the redemption date. In addition, if the General Partner determines that the ratio of the aggregate market value of issued and outstanding BUCs to the aggregate value of issued and outstanding Series A Preferred Units and Series A-1 Preferred Units has fallen below 1.0 and has remained below 1.0 for a period of 15 consecutive business days, then each holder of Series A-1 Preferred Units will have the right to redeem, in whole or in part, the Series A-1 Preferred Units held by such holder at a per unit redemption price equal to $10.00 per unit plus all declared and unpaid distributions thereon to the date of redemption. If such redemptions occur, we will be required to fund redemption proceeds using, including, but not limited to, our secured line of credit, cash on hand, alternative financing, or the sale of assets. Such actions may limit our ability to make additional investments with accretive returns and may negatively impact our results of operations through higher costs or lower investment returns.

We may be unable to redeem the Series A-1 Preferred Units upon their redemption at the option of a holder.

We are required to redeem an investor's Series A-1 Preferred Units following the investor's exercise of its redemption rights as described under "*Description of Series A-1 Preferred Units – Redemption at the Option of the Holder.*" If we do not have sufficient funds available to fulfill these obligations, we may be unable to satisfy an investor's redemption right.

The Series A-1 Preferred Units are subordinated to existing and future debt obligations, and the interests could be diluted by the issuance of additional units, including additional Series A-1 Preferred Units, and by other transactions.

The Series A-1 Preferred Units are subordinated to all existing and future indebtedness, including indebtedness outstanding under any senior bank credit facility. The Partnership may incur additional debt under its senior bank credit facility or future credit facilities. The payment of principal and interest on its debt reduces cash available for distribution to Unitholders, including the Series A-1 Preferred Units.

The issuance of additional units on parity with or senior to the Series A-1 Preferred Units would dilute the interests of the holders of the Series A-1 Preferred Units, and any issuance of senior securities, parity securities, or additional indebtedness could affect the Partnership's ability to pay distributions on or redeem the Series A-1 Preferred Units.

Holders of the Series A-1 Preferred Units may be required to bear the risks of an investment for an indefinite period of time.

Holders of the Series A-1 Preferred Units may be required to bear the financial risks of an investment in the Series A-1 Preferred Units for an indefinite period of time. In addition, the Series A-1 Preferred Units will rank junior to all Partnership current and future indebtedness (including indebtedness outstanding under the Partnership's senior bank credit facility) and other liabilities, and any other senior securities we may issue in the future with respect to assets available to satisfy claims against the Partnership.

As a holder of Series A-1 Preferred Units you have extremely limited voting rights.

Your voting rights as a holder of Series A-1 Preferred Units will be extremely limited. Our BUCs are the only class of our partnership interests carrying full voting rights. Holders of the Series A-1 Preferred Units generally have no voting rights. Certain other limited protective voting rights of the holders of the Series A-1 Preferred Units are described in this prospectus under "*Description of Series A-1 Preferred Units – Voting Rights.*"

Treatment of distributions on our Series A-1 Preferred Units is uncertain.

The tax treatment of distributions on our Series A-1 Preferred Units is uncertain. We will treat the holders of Series A-1 Preferred Units as partners for tax purposes and will treat distributions paid to holders of Series A-1 Preferred Units as being made to such holders in their capacity as partners. If the Series A-1 Preferred Units are not partnership interests, they likely would constitute indebtedness for U.S. federal income tax purposes and distributions to the holders of Series A-1 Preferred Units would constitute ordinary interest income to holders of Series A-1 Preferred Units. If Series A-1 Preferred Units are treated as partnership interests, but distributions to holders of Series A-1 Preferred Units are not treated as being made to such holders in their capacity as partners, then these distributions likely would be treated as guaranteed payments for the use of capital. Guaranteed payments generally would be taxable to the recipient as ordinary income, and a recipient could recognize taxable income from the accrual of such a guaranteed payment even in the absence of a contemporaneous distribution. Potential investors should consult their tax advisors with respect to the consequences of owning our Series A-1 Preferred Units.

Risks Related to Status of Assets for Regulatory Purposes

The assets held by the Partnership may not be considered qualified investments or community development investments under the Community Reinvestment Act ("CRA") by the bank regulatory authorities.

In most cases, "qualified investments," or, for institutions regulated by the OCC, "community development investments," as defined by the CRA, are required to be responsive to the community development needs of a financial institution's delineated CRA assessment area or a broader statewide or regional area that includes the institution's assessment area. For an institution to receive CRA credit with respect to the Series A-1 Preferred Units, the Partnership must hold CRA qualifying investments or CD investments, as the case may be, that relate to the institution's assessment area.

As defined in the CRA, qualified investments are any lawful investments, deposits, membership shares, or grants that have as their primary purpose community development. The term "community development" is defined in the CRA as: (1) affordable housing (including multifamily rental housing) for low- to moderate-income individuals; (2) community services targeted to low- or moderate-income individuals; (3) activities that promote economic development by financing businesses or farms that meet the size eligibility standards of 13 C.F.R. §121.802(a)(2) and (3) or have gross annual revenues of $1 million or less; or (4) activities that revitalize or stabilize low- or moderate-income geographies, designated disaster areas, or distressed or underserved non-metropolitan middle-income geographies designated by the federal banking regulators. The OCC's 2020 amendment to its CRA regulations replaces the term "qualified investments" with "community development investments," which the regulation defines to include lawful investments or legally binding commitments to invest that are reported on the Call Report, Schedule RC–L that meet the expanded community development "qualifying activities" criteria in the rule.

Investments are not typically designated as qualifying investments by the FRB or FDIC, or as CD investments by the OCC, at the time of issuance. Accordingly, the General Partner must evaluate whether each potential investment may be a qualifying investment or CD investment with respect to a specific Unitholder. The final determinations that Partnership units are qualifying investments are made by the FRB or FDIC and, where applicable, state bank supervisory agencies during their periodic examinations of financial institutions, and the final determinations that Partnership units qualify as CD investments are made by the OCC. There is no assurance that the agencies will concur with the General Partner's determinations.

Each holder of Series A-1 Preferred Units is a limited partner of the Partnership, not just of the investments in its Designated Target Region(s). The financial returns on an investor's investment will be determined based on the performance of all the assets in the Partnership's geographically diverse portfolio, not just by the performance of the assets in the Designated Target Region(s) selected by the investor.

In determining whether a particular investment is qualified, the General Partner will assess whether the investment has as its primary purpose community development. The General Partner will consider whether the investment: (1) provides affordable housing for low- to moderate-income individuals; (2) provides community services targeted to low- to moderate-income individuals; (3) funds activities that (a) finance businesses or farms that meet the size eligibility standards of the Small Business Administration's Development Company or Small Business Investment Company programs or have annual revenues of $1 million or less and (b) promote economic development; or (4) funds activities that revitalize or stabilize low- to moderate-income areas. For institutions whose primary regulator is the FRB or FDIC, the General Partner may also consider whether an investment revitalizes or stabilizes a designated disaster area or an area designated by those agencies as a distressed or underserved non-metropolitan middle-income area. For institutions whose primary regulator is the OCC, the General Partner may consider whether an investment is consistent with a bona fide government revitalization, stabilization, or recovery plan for a low- or moderate-income census tract, a distressed area, an underserved area, a disaster area, or Indian country or other tribal and native lands.

An activity may be deemed to promote economic development if it supports permanent job creation, retention, and/or improvement for persons who are currently low- to moderate-income, or supports permanent job creation, retention, and/or improvement in low- to moderate-income areas targeted for redevelopment by federal, state, local, or tribal governments. Activities that revitalize or stabilize a low- to moderate-income geography are activities that help attract and retain businesses and residents. The General Partner maintains documentation, readily available to a financial institution or an examiner, supporting its determination that a Partnership asset is a qualifying investment for CRA purposes.

An investment in the Series A-1 Preferred Units is not a deposit or obligation of, or insured or guaranteed by, any entity or person, including the U.S. Government and the FDIC. The value of the Partnership's assets will vary, reflecting changes in market conditions, interest rates, and other political and economic factors. There is no assurance that the Partnership can achieve its investment objective, since all investments are inherently subject to market risk. There also can be no assurance that either the Partnership's investments or Series A-1 Preferred Units of the Partnership will receive investment test credit under the CRA.

Under certain circumstances, investors may not receive CRA credit for their investment in the Series A-1 Preferred Units.

The CRA requires the three federal bank supervisory agencies, the FRB, the OCC, and the FDIC, to encourage the institutions they regulate to help meet the credit needs of their local communities, including low- and moderate-income neighborhoods. Each agency has promulgated rules for evaluating and rating an institution's CRA performance which, as the following summary indicates, vary according to an institution's asset size. An institution's CRA performance can also be adversely affected by evidence of discriminatory credit practices regardless of its asset size.

For an institution to receive CRA credit with respect to an investment in the Series A-1 Preferred Units, the Partnership must hold CRA qualifying investments that relate to the institution's delineated CRA assessment area. The Partnership expects that an investment in its Series A-1 Preferred Units will be considered a qualified investment (and by extension, a CD investment) under the CRA, but neither the Partnership nor the General Partner has received an interpretative letter from the FFIEC stating that an investment in the Partnership is considered eligible for regulatory credit under the CRA. Moreover, there is no guarantee that future changes to the CRA or future interpretations by the FFIEC will not affect the continuing eligibility of the Partnership's investments. So that an investment in the Partnership may be considered a qualified investment (and by extension, a CD investment), the Partnership will seek to invest only in investments that meet the prevailing community investing standards put forth by U.S. regulatory agencies.

In this regard, the Partnership expects that a majority of its investments will be considered eligible for regulatory credit under the CRA, but there is no guarantee that an investor will receive CRA credit for its investment in the Series A-1 Preferred Units. For example, a state banking regulator may not consider the Partnership eligible for regulatory credit. If CRA credit is not given, there is a risk that an investor may not fulfill its CRA requirements.

The Partnership's portfolio investment decisions may create CRA strategy risks.

Portfolio investment decisions take into account the Partnership's goal of holding MRBs and other securities in designated geographic areas and will not be exclusively based on the investment characteristics of such assets, which may or may not have an adverse effect on the Partnership's investment performance. CRA qualified assets in geographic areas sought by the Partnership may not provide as favorable return as CRA qualified assets in other geographic areas. The Partnership may sell assets for reasons relating to CRA qualification at times when such sales may not be desirable and may hold short-term investments that produce relatively low yields pending the selection of long-term investments believed to be CRA-qualified.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $34,916,000 from the sale of the Series A-1 Preferred Units offered hereby, after deducting our offering expenses. We intend to use the net proceeds of the offering to acquire MRBs that are issued by state and local housing authorities to provide construction and/or permanent financing for affordable multifamily, student housing, senior citizen and commercial properties in their market areas. In addition, we intend to use the proceeds to acquire other allowable investments as provided for in our Partnership Agreement and for general working capital needs.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2021:

- on a consolidated historical basis; and

- as adjusted to reflect the issuance and sale of all the Series A-1 Preferred Units in this offering and the application of the net proceeds from this offering as described in "*Use of Proceeds*."

You should read the Partnership's financial statements and the notes thereto that are incorporated by reference into this prospectus for additional information.

	As of June 30, 2021	
(dollars in thousands)	**Historical (Unaudited)**	**As Adjusted (Unaudited)**
Cash and cash equivalents	$ 52,065	$ 86,981
Long-term debt:		
Credit facility	6,500	6,500
Other long-term debt, including current portion	768,497	768,497
Total long-term debt	774,997	774,997
Series A Preferred Units (9,450,000 units issued and outstanding as of June 30, 2021, and as of June 30, 2021, as adjusted), net of issuance costs	94,441	94,441
Series A-1 Preferred Units (zero units issued and outstanding as of June 30, 2021, and 3,500,000 units issued and outstanding as of June 30, 2021, as adjusted), net of issuance costs	-	34,916
Series B Preferred Units (zero units issued and outstanding as of June 30, 2021, and as of June 30, 2021, as adjusted), net of issuance costs	-	-
Partners' Capital:		
General Partner	809	809
Beneficial Unit Certificate holders (60,468,403 units issued and outstanding as of June 30, 2021)	344,988	344,988
Total Partners' Capital	345,797	345,797
Total Capitalization	$ 1,215,235	$ 1,250,151

THE PARTNERSHIP AGREEMENT

General

The rights and obligations of holders of BUCs, the existing Series A Preferred Units, the Series A-1 Preferred Units and the Series B Preferred Units and the General Partner are set forth in the Partnership Agreement. The following is a summary of the material provisions of the Partnership Agreement. This summary does not purport to be complete and is subject to, and qualified in its entirety by, the terms of the Partnership Agreement, which is incorporated by reference into the registration statement of which this prospectus forms a part. We will provide prospective investors with a copy of the Partnership Agreement upon request at no charge.

Organization and Duration

The Partnership was organized in 1998 and has a perpetual existence.

Purpose

The purpose of the Partnership under the Partnership Agreement is to engage directly in, or enter into or form, hold, and dispose of any corporation, partnership, joint venture, limited liability company, or other arrangement to engage indirectly in, any business activity that is approved by the General Partner and that lawfully may be conducted by a limited partnership organized under the Delaware LP Act, and do anything necessary or appropriate to the foregoing. In this regard, the purpose of the Partnership includes, without limitation, the acquisition, holding, selling, and otherwise dealing with MRBs and other instruments backed by multifamily residential properties, and other investments as determined by the General Partner.

Management

Management by General Partner

Under the terms of the Partnership Agreement, the General Partner has full, complete, and exclusive authority to manage and control the business affairs of the Partnership. Such authority specifically includes, but is not limited to, the power to (i) acquire, hold, refund, reissue, remarket, securitize, transfer, foreclose upon, sell or otherwise deal with the investments of the Partnership, (ii) issue additional units of partnership interest ("Units") and other Partnership securities, borrow money, and issue evidences of indebtedness, (iii) apply the proceeds from the sale or the issuance of additional Units or other Partnership securities to the acquisition of additional MRBs (and associated taxable mortgages) and other types of investments meeting the Partnership's investment criteria, (iv) issue options, warrants, rights, and other equity instruments relating to Units under employee benefit plans and executive compensation plans maintained or sponsored by the Partnership and its affiliates, (v) issue Partnership securities in one or more classes or series with such designations, preferences, rights, powers, and duties, which may be senior to existing classes and series of Partnership securities, including BUCs, and (vi) engage in spin-offs and other similar transactions, and otherwise transfer or dispose of Partnership assets pursuant to such transactions. The Partnership Agreement provides that the General Partner and its affiliates may and shall have the right to provide goods and services to the Partnership subject to certain conditions. The Partnership Agreement also imposes certain limitations on the authority of the General Partner, including restrictions on the ability of the General Partner to dissolve the Partnership without the consent of a majority in interest of the limited partners.

Other than certain limited voting rights discussed under "– *Voting Rights of Unitholders*," the BUC holders do not have any authority to transact business for, or participate in the management of, the Partnership. The only recourse available to BUC holders in the event that the General Partner takes actions with respect to the business of the Partnership with which BUC holders do not agree is to vote to remove the General Partner and admit a substitute general partner. See "– *Withdrawal or Removal of the General Partner*" below. Holders of Series A Preferred Units, Series A-1 Preferred Units, and Series B Preferred Units have no voting rights, except for limited voting rights discussed below under "– *Voting Rights of Unitholders*." The voting rights of the Series A-1 Preferred Units are also described below in "*Description of the Series A-1 Preferred Units – Voting Rights*."

Change of Management Provisions

The Partnership Agreement contains provisions that are intended to discourage any person or group from attempting to remove the General Partner or otherwise changing the Partnership's management, and thereby achieve a takeover of the Partnership, without first negotiating such acquisition with the Board of Managers of Greystone. In this regard, the Partnership Agreement provides that if any person or group (other than the General Partner and its affiliates) acquires beneficial ownership of 20% or more of any class of Partnership securities (including BUCs), that person or group loses voting rights with respect to all of his, her, or its securities and such securities will not be considered "outstanding" for voting or notice purposes, except as required by law. This loss of voting rights will not apply to any person or group that acquires the securities from the General Partner or its affiliates and any transferees of that person or group approved by the General Partner, or to any person or group who acquires the securities with the prior approval of the Board of Managers of Greystone.

In addition, the Partnership Agreement provides that, under circumstances where the General Partner withdraws without violating the Partnership Agreement or is removed by the BUC holders without cause, the departing General Partner will have the option to require the successor general partner to purchase the general partner interest of the departing General Partner and its general partner distribution rights for their fair market value. See "– *Withdrawal or Removal of the General Partner*" below.

Issuance of Partnership Securities

General

As of the date of this prospectus, other than the interest of the General Partner in the Partnership, our only outstanding Partnership securities are the BUCs and the Series A Preferred Units representing limited partnership interests in the Partnership. The Partnership Agreement provides that the General Partner may cause the Partnership to issue additional Units from time to time on such terms and conditions as it shall determine. In addition, subject to certain approval rights of the holders of preferred units for issuances adversely affecting the preferred units, the Partnership Agreement authorizes the General Partner to issue additional limited partnership interests and other Partnership securities in one or more classes or series with such designations, preferences, rights, powers, and duties, which may be senior to existing classes and series of Partnership securities, including BUCs, as determined by the General Partner without the approval of Unitholders.

It is possible that we will fund acquisitions of our investments and other business operations through the issuance of additional BUCs, preferred units, or other equity securities. The holders of Units do not have a preemptive right to acquire additional BUCs, preferred units, or other Partnership securities. All limited partnership interests issued pursuant to and in accordance with the Partnership Agreement are considered fully paid and non-assessable limited partnership interests in the Partnership.

BUCs

Our BUCs are beneficial unit certificates that represent assignments by the initial limited partner of its entire limited partner interest in the Partnership. Although BUC holders will not be limited partners of the Partnership and have no right to be admitted as limited partners, they will be bound by the terms of the Partnership Agreement and will be entitled to the same economic benefits, including the same share of income, gains, losses, deductions, credits, and cash distributions, as if they were limited partners of the Partnership.

The BUCs are issued in registered form only and, except as noted below, are freely transferable. The BUCs are listed on the NASDAQ Global Select Market under the symbol "ATAX."

A purchaser of BUCs will be recognized as a BUC holder for all purposes on the books and records of the Partnership on the day on which the General Partner (or other transfer agent appointed by the General Partner) receives satisfactory evidence of the transfer of the BUCs. All BUC holder rights, including voting rights, rights to receive distributions, and rights to receive reports, and all allocations in respect of BUC holders, including allocations of income and expenses, will vest in, and be allocable to, BUC holders as of the close of business on such day. American Stock Transfer & Trust Company, LLC, of New York, New York has been appointed by the General Partner to act as the registrar and transfer agent for the BUCs.

In addition, the Partnership Agreement grants the General Partner the authority to take such action as it deems necessary or appropriate, including action with respect to the manner in which BUCs are being or may be transferred or traded, in order to preserve the status of the Partnership as a partnership for federal income tax purposes or to ensure that limited partners (including BUC holders) will be treated as limited partners for federal income tax purposes.

Series A Preferred Units

Holders of the Series A Preferred Units are entitled to receive, when, as, and if declared by the General Partner out of funds legally available for the payment of distributions, non-cumulative cash distributions at the rate of 3.00% per annum of the $10.00 per unit purchase price of the Series A Preferred Units, payable quarterly. In the event of any liquidation, dissolution, or winding up of the Partnership, the holders of the Series A Preferred Units are entitled to a liquidation preference in connection with their investments in an amount equal to $10.00 per Series A Preferred Unit, plus an amount equal to all distributions declared and unpaid thereon to the date of final distribution.

With respect to anticipated quarterly distributions and rights upon liquidation, dissolution, or the winding-up of the Partnership's affairs, the Series A Preferred Units rank senior to the BUCs, the Series B Preferred Units, and to any other class or series of Partnership interests or securities expressly designated as ranking junior to the Series A Preferred Units, on parity with the Series A-1 Preferred Units, and junior to any other class or series of Partnership interests or securities expressly designated as ranking senior to the Series A Preferred Units. The Series A Preferred Units have no stated maturity, are not subject to any sinking fund requirements, and will remain outstanding indefinitely unless repurchased or redeemed by the Partnership.

Upon the sixth anniversary of the closing of the sale of Series A Preferred Units to a holder thereof, and upon each anniversary thereafter, each holder of Series A Preferred Units will have the right to redeem, in whole or in part, the Series A Preferred Units held by such holder at a per unit redemption price equal to $10.00 per unit plus an amount equal to all declared and unpaid distributions. In addition, for a period of 60 days after any date on which the General Partner determines that the ratio of the aggregate market value of the issued and outstanding BUCs as of the close of business, New York time, on any date to the aggregate value of the issued and outstanding Series A Preferred Units and Series A-1 Preferred Units, as shown on the Partnership's financial statements, on that same date has fallen below 1.0 and has remained below 1.0 for a period of 15 consecutive business days, each holder of Series A Preferred Units will have the right, but not the obligation, to cause the Partnership to redeem, in whole or in part, the Series A Preferred Units held by such holder at a per unit redemption price equal to $10.00 per unit plus an amount equal to all declared and unpaid distributions.

The Partnership does not intend in the future to issue any additional units of the currently existing series of preferred units designated as "Series A Preferred Units," although the Partnership may, in the future, create and issue units of one or more new sub-series of Series A Preferred Units.

Holders of Series A Preferred Units have no voting rights except for limited voting rights relating to issuances of Partnership securities adversely affecting the Series A Preferred Units.

Series A-1 Preferred Units

For a detailed description of the terms of the Series A-1 Preferred Units, see "*Description of the Series A-1 Preferred Units*" beginning on page 42 of this prospectus.

Series B Preferred Units

Holders of the Series B Preferred Units will be entitled to receive, when, as, and if declared by the General Partner out of funds legally available for the payment of distributions, non-cumulative cash distributions at the rate of 3.40% per annum of the $10.00 per unit purchase price of the Series B Preferred Units, payable quarterly. In the event of any liquidation, dissolution, or winding up of the Partnership, before any payment or distribution of the assets of the Partnership shall be made to or set apart for the holders of any other class or series of limited partnership interest ranking junior to the Series B Preferred Units, the holders of the Series B Preferred Units will be entitled to a liquidation preference in connection with their investments in an amount equal to $10.00 per Series B Preferred Unit, plus an amount equal to all distributions declared and unpaid thereon to the date of final distribution.

With respect to anticipated quarterly distributions and rights upon liquidation, dissolution, or the winding-up of the Partnership's affairs, the Series B Preferred Units rank senior to the BUCs and to any other class or series of Partnership interests or securities that is not expressly made senior to or on parity with the Series B Preferred Units, and junior to our Series A Preferred Units, Series A-1 Preferred Units, and any other class or series of Partnership interests or securities expressly designated as ranking senior to the Series B Preferred Units. The Series B Preferred Units have no stated maturity, are not subject to any sinking fund requirements, and will remain outstanding indefinitely unless repurchased or redeemed by the Partnership.

Upon the eighth anniversary of the closing of a holder's purchase of Series B Preferred Units, and upon each anniversary thereafter, each holder of Series B Preferred Units will have the right to redeem, in whole or in part, the Series B Preferred Units held by such holder at a per unit redemption price equal to $10.00 per unit plus an amount equal to all declared and unpaid distributions. In addition, for a period of 60 days after any date on which the General Partner determines that the ratio of the aggregate market value of the issued and outstanding BUCs as of the close of business, New York time, on any date to the aggregate value of the issued and outstanding Series A Preferred Units and Series A-1 Preferred Units, as shown on the Partnership's financial statements, on that same date has fallen below 1.0 and has remained below 1.0 for a period of 15 consecutive business days, each holder of Series B Preferred Units will have the right, but not the obligation, to cause the Partnership to redeem, in whole or in part, the Series B Preferred Units held by such holder at a per unit redemption price equal to $10.00 per unit plus an amount equal to all declared and unpaid distributions.

Holders of Series B Preferred Units will have no voting rights except for limited voting rights relating to issuances of Partnership securities adversely affecting the Series B Preferred Units.

As of the date of this prospectus, there are no Series B Preferred Units issued and outstanding.

Cash Distributions

General

The Partnership Agreement provides that all Net Interest Income generated by the Partnership that is not contingent interest will be distributed 99% to the limited partners and BUC holders as a class and 1% to the General Partner. During the six months ended June 30, 2021 and 2020, the General Partner received total distributions of Net Interest Income of approximately $60,300 and $117,400, respectively. During the years ended December 31, 2020 and 2019, the General Partner received total distributions of Net Interest Income of approximately $191,100 and $133,800, respectively. In addition, the Partnership Agreement provides that the General Partner is entitled to 25% of Net Interest Income representing contingent interest up to a maximum amount equal to 0.9% per annum of the principal amount of all mortgage bonds held by the Partnership, as the case may be.

Interest Income of the Partnership includes all cash receipts, except for (i) capital contributions, (ii) Residual Proceeds (defined below), or (iii) the proceeds of any loan or the refinancing of any loan. "Net Interest Income" of the Partnership means all Interest Income plus any amount released from the Partnership's reserves for distribution, less expenses and debt service payments and any amount deposited in reserve or used or held for the acquisition of additional investments.

The Partnership Agreement provides that Net Residual Proceeds (whether representing a return of principal or contingent interest) will be distributed 100% to the limited partners and BUC holders as a class, except that 25% of Net Residual Proceeds representing contingent interest will be distributed to the General Partner until it receives a maximum amount per annum (when combined with all distributions to it of Net Interest Income representing contingent interest during the year) equal to 0.9% of the principal amount of the Partnership's mortgage bonds. Under the terms of the Partnership Agreement, "Residual Proceeds" means all amounts received by the Partnership upon the sale of any asset or from the repayment of principal of any bond. "Net Residual Proceeds" means, with respect to any distribution period, all Residual Proceeds received by the Partnership during such distribution period, plus any amounts released from reserves for distribution, less all expenses that are directly attributable to the sale of an asset, amounts used to discharge indebtedness, and any amount deposited in reserve or used or held for the acquisition of investments. Notwithstanding its authority to invest Residual Proceeds in additional investments, the General Partner does not intend to use this authority to acquire additional investments indefinitely without distributing Net Residual Proceeds to the limited partners and BUC holders. Rather, it is designed to afford the General Partner the ability to increase the income-generating investments of the Partnership in order to potentially increase the Net Interest Income from, and value of, the Partnership.

The General Partner received total distributions of Net Interest Income representing contingent interest and Net Residual Proceeds of approximately $2.1 million and zero during each of the six months ended June 30, 2021 and 2020, respectively. The General Partner received total distributions of Net Interest Income representing contingent interest and Net Residual Proceeds of zero and approximately $2.0 million during each of the years ended December 31, 2020 and 2019, respectively.

With respect to the cash available for distribution to the limited partners, and subject to the preferential rights of the holders of any class or series of our Partnership securities ranking senior to such securities with respect to distribution rights, holders of Series A Preferred Units and Series A-1 Preferred Units are each entitled to receive, when, as, and if declared by the General Partner out of funds legally available for the payment of distributions, non-cumulative cash distributions at the rate of 3.00% per annum of the $10.00 per unit purchase price of the Series A Preferred Units or Series A-1 Preferred Units, as applicable, payable quarterly. For a description of the distribution rights of the holders of Series A-1 Preferred Units, see "*Description of the Series A-1 Preferred Units – Distributions*" beginning on page 43 of this prospectus. With respect to the payment of distributions, our Units have the following rankings: (i) Series A Preferred Units and Series A-1 Preferred Units, which are on parity to each other, but which are senior to; (ii) the Series B Preferred Units, which, along with the Series A Preferred Units and Series A-1 Preferred Units, are senior to; (iii) our BUCs.

Distributions Upon Liquidation

Upon the dissolution of the Partnership, the proceeds from the liquidation of its assets will be first applied to the payment of the obligations and liabilities of the Partnership and the establishment of any reserves therefor as the General Partner determines to be necessary, and then distributed to the partners (including both the General Partner and limited partners) and Unitholders in proportion to, and to the extent of, their respective capital account balances, and then in the same manner as Net Residual Proceeds. With respect to the liquidation proceeds available for distribution to the limited partners, the holders of each series of preferred units are each entitled to a liquidation preference in an amount equal to $10.00 per preferred unit, as applicable, plus an amount equal to all distributions declared and unpaid thereon to the date of final distribution. For a description of the liquidating distribution rights of the holders of Series A-1 Preferred Units, see "*Description of the Series A-1 Preferred Units – Liquidation Preference*" beginning on page 43 of this prospectus. With respect to distributions upon liquidation, dissolution, or the winding-up of the Partnership's affairs, our Units have the following rankings: (i) Series A Preferred Units and Series A-1 Preferred Units, which are on parity to each other, but which are senior to; (ii) the Series B Preferred Units, which, along with the Series A Preferred Units and Series A-1 Preferred Units, are senior to; (iii) our BUCs.

Timing of Cash Distributions

The Partnership currently makes quarterly cash distributions to BUC holders. However, the Partnership Agreement allows the General Partner to elect to make cash distributions on a more or less frequent basis provided that distributions are made at least semiannually. Regardless of the distribution period selected by the General Partner, cash distributions to BUC holders must be made within 60 days of the end of each such period. Distributions declared on the Series A Preferred Units, Series A-1 Preferred Units, and Series B Preferred Units are payable quarterly in arrears.

Allocation of Income and Losses

Income and losses from operations will be allocated 99% to the limited partners and BUC holders as a class and 1% to the General Partner. Income arising from a sale of or liquidation of the Partnership's assets will be first allocated to the General Partner in an amount equal to the Net Residual Proceeds or liquidation proceeds distributed to the General Partner from such transaction, and the balance will be allocated to the limited partners and Unitholders as a class. Losses from a sale of a property or from a liquidation of the Partnership will be allocated among the partners in the same manner as the Net Residual Proceeds or liquidation proceeds from such transaction are distributed.

Determination of Allocations to Unitholders

Income and losses will be allocated on a monthly basis to the Unitholders of record as of the last day of a month. If a Unitholder is recognized as the record holder of Units on such date, such Unitholder will be allocated all income and losses for such month.

Cash distributions will be made to the BUC holders of record as of the last day of each distribution period. If the Partnership recognizes a transfer prior to the end of a distribution period, the transferee will be deemed to be the holder for the entire distribution period and will receive the entire cash distribution for such period. Accordingly, if the General Partner selects a quarterly or semiannual distribution period, the transferor of BUCs during such a distribution period may be recognized as the record holder of the BUCs at the end of one or more months during such period and be allocated income or losses for such months but not be recognized as the record holder of the BUCs at the end of the period and, therefore, not be entitled to a cash distribution for such period. Distributions to the holders of Series A Preferred Units, Series A-1 Preferred Units, and Series B Preferred Units are made quarterly in arrears on the 15th day of the first month of each calendar quarter.

The General Partner retains the right to change the method by which income and losses of the Partnership will be allocated between buyers and sellers of Units during a distribution period based on consultation with tax counsel and accountants. However, no change may be made in the method of allocation of income or losses without written notice to the Unitholders at least 10 days prior to the proposed effectiveness of such change unless otherwise required by law.

Payments to the General Partner

Fees

In addition to its share of Net Interest Income and Net Residual Proceeds and reimbursement for expenses, the General Partner is entitled to an administrative fee in an amount equal to 0.45% per annum of the principal amount of the MRBs, other investments, and taxable mortgage loans held by the Partnership. In general, the administrative fee is payable by the owners of the properties financed by the MRBs held by the Partnership, but is subordinate to the payment of all base interest to the Partnership on the bonds. The General Partner may seek to negotiate the payment of the administrative fee in connection with the acquisition of additional MRBs by the Partnership by the owner of the financed property or by another third party. However, the Partnership Agreement provides that the administrative fee will be paid directly by the Partnership with respect to any investments for which the administrative fee is not payable by a third party. In addition, the Partnership Agreement provides that the Partnership will pay the administrative fee to the General Partner with respect to any foreclosed mortgage bonds.

Reimbursement of Expenses

In addition to the cash distributions and fee payments to the General Partner described above, the Partnership will reimburse the General Partner or its affiliates on a monthly basis for the actual out-of-pocket costs of direct telephone and travel expenses incurred in connection with the business of the Partnership, direct out-of-pocket fees, expenses, and charges paid to third parties for rendering legal, auditing, accounting, bookkeeping, computer, printing, and public relations services, expenses of preparing and distributing reports to limited partners and BUC holders, an allocable portion of the salaries and fringe benefits of non-officer employees of the general partner of the General Partner, insurance premiums (including premiums for liability insurance that will cover the

Partnership and the General Partner), the cost of compliance with all state and federal regulatory requirements and NASDAQ listing fees and charges, and other payments to third parties for services rendered to the Partnership. The General Partner will also be reimbursed for any expenses it incurs acting as the partnership representative (or tax matters partner) for tax purposes for the Partnership. The Partnership will not reimburse the General Partner or its affiliates for the travel expenses of the president of the general partner of the General Partner or for any items of general overhead. The Partnership will not reimburse the General Partner or its general partner for any salaries or fringe benefits of any of the executive officers of the general partner of the General Partner. The annual report to Unitholders is required to itemize the amounts reimbursed to the General Partner and its affiliates.

Payments for Goods and Services

The Partnership Agreement provides that the General Partner and its affiliates may provide goods and services to the Partnership. The provision of any goods and services by the General Partner or its affiliates to the Partnership must be part of their ordinary and ongoing business in which it or they have previously engaged, independent of the activities of the Partnership, and such goods and services shall be reasonable for and necessary to the Partnership, shall actually be furnished to the Partnership, and shall be provided at the lower of the actual cost of such goods or services or the competitive price charged for such goods or services for comparable goods and services by independent parties in the same geographic location. All goods and services provided by the General Partner or any affiliates must be rendered pursuant to the terms of the Partnership Agreement or a written contract containing a clause allowing termination without penalty on 60 days' notice to the General Partner by the vote of the majority in interest of the BUC holders. Any payment made to the General Partner or any affiliate for goods and services must be fully disclosed to all limited partners and BUC holders. The General Partner does not currently provide goods and services to the Partnership other than its services as General Partner. If the Partnership acquires ownership of any property through foreclosure of an MRB, the General Partner or an affiliate may provide property management services for such property and, in such case, the Partnership will pay such party its fees for such services. Under the Partnership Agreement, such property management fees may not exceed the lesser of (i) the fees charged by unaffiliated property managers in the same geographic area, or (ii) 5% of the gross revenues of the managed property.

Liability of Partners and Unitholders

Under the Delaware LP Act and the terms of the Partnership Agreement, the General Partner will be liable to third parties for all general obligations of the Partnership to the extent not paid by the Partnership. However, the Partnership Agreement provides that the General Partner has no liability to the Partnership for any act or omission reasonably believed to be within the scope of authority conferred by the Partnership Agreement and in the best interest of the Partnership. The Partnership Agreement also provides that, except as otherwise expressly set forth in the Partnership Agreement, the General Partner does not owe any fiduciary duties to the limited partners and BUC holders. Therefore, Unitholders may have a more limited right of action against the General Partner than they would have absent those limitations in the Partnership Agreement. The Partnership Agreement also provides for indemnification of the General Partner and its affiliates by the Partnership for certain liabilities that the General Partner and its affiliates may incur in connection with the business of the Partnership; provided that no indemnification will be available to the General Partner and/or its affiliates if there has been a final judgment entered by a court determining that the General Partner's and/or affiliate's conduct for which indemnification is requested constitutes fraud, bad faith, gross negligence, or willful misconduct. To the extent that the provisions of the Partnership Agreement include indemnification for liabilities arising under the Securities Act of 1933, as amended, such provisions are, in the opinion of the SEC, against public policy and, therefore, unenforceable.

No Unitholder will be personally liable for the debts, liabilities, contracts, or any other obligations of the Partnership unless, in addition to the exercise of his or her rights and powers as a Unitholder, he or she takes part in the control of the business of the Partnership. It should be noted, however, that the Delaware LP Act prohibits a limited partnership from making a distribution that causes the liabilities of the limited partnership to exceed the fair value of its assets. Any limited partner who receives a distribution knowing that the distribution was made in violation of this provision of the Delaware LP Act is liable to the limited partnership for the amount of the distribution. This provision of the Delaware LP Act likely applies to Unitholders. In any event, the Partnership Agreement provides that to the extent our initial limited partner is required to return any distributions or repay any amount by law or pursuant to the Partnership Agreement, each BUC holder who has received any portion of such distributions is required to repay his or her proportionate share of such distribution to our initial limited partner immediately upon notice by the initial limited partner to such BUC holder. Furthermore, the Partnership Agreement allows the General Partner to withhold future distributions to BUC holders until the amount so withheld equals the amount required to be returned by the initial limited partner. Because BUCs are transferable, it is possible that distributions may be withheld from a BUC holder who did not receive the distribution required to be returned.

Voting Rights of Unitholders

The Partnership Agreement provides that the initial limited partner will vote its limited partnership interests as directed by the BUC holders. Accordingly, except as described below regarding a person or group owning 20% or more of any class of Partnership securities then outstanding, the BUC holders, by vote of a majority in interest of the outstanding BUCs, may:

(i) amend the Partnership Agreement (provided that the concurrence of the General Partner is required for any amendment that modifies the compensation or distributions to which the General Partner is entitled or that affects the duties of the General Partner);

(ii) approve or disapprove the sale or other disposition of all or substantially all of the Partnership's assets in a single transaction (provided that, the General Partner may sell the last property owned by the Partnership without such consent);

(iii) dissolve the Partnership;

(iv) elect a successor general partner; and

(v) terminate an agreement under which the General Partner provides goods and services to the Partnership.

In addition, subject to the provisions of the Partnership Agreement regarding removal of the General Partner (described below), the BUC holders holding at least $66^{2/3}$% of the outstanding BUCs may remove the General Partner.

Each limited partner and BUC holder that has voting rights under the Partnership Agreement is entitled to cast one vote for each unit of limited partnership interest such person owns. However, if any person or group (other than the General Partner and its affiliates) acquires beneficial ownership of 20% or more of any class of Partnership securities (including BUCs), that person or group loses voting rights with respect to all of his, her, or its securities and such securities will not be considered "outstanding" for voting or notice purposes, except as required by law. This loss of voting rights will not apply to any person or group that acquires the Partnership securities from the General Partner or its affiliates and any transferees of that person or group approved by the General Partner, or to any person or group who acquires the securities with the prior approval of the board of managers of the general partner of the General Partner.

The holders of preferred units have no voting rights under the Partnership Agreement, except with respect to any amendment to the Partnership Agreement that would have a material adverse effect on the existing terms of the applicable series of preferred units and with respect to the creation or issuance of any Partnership securities that are senior to any such preferred units. Other than as set forth above, the holders of preferred units have no voting rights under the Partnership Agreement on any matter that may come before the BUC holders for a vote. The approval of any of the matters for which the preferred units have voting rights requires the affirmative vote or consent of the holders of a majority of the outstanding applicable series of preferred units. For any matter described in this paragraph for which the preferred unit holders are entitled to vote, such holders are entitled to one vote for each such preferred unit held.

The General Partner may at any time call a meeting of the limited partners and BUC holders, call for a vote without a meeting of the limited partners and BUC holders, or otherwise solicit the consent of the limited partners and BUC holders, and is required to call such a meeting or vote or solicit consents following receipt of a written request therefor signed by 10% or more in interest of the outstanding limited partnership interests. The Partnership does not intend to hold annual or other periodic meetings of any of the Partnership's Unitholders.

For a description of the voting rights of the Series A-1 Preferred Units, see "*Description of the Series A-1 Preferred Units – Voting Rights*" beginning on page 44 of this prospectus.

Reports

Within 120 days after the end of the fiscal year, the General Partner will distribute a report to Unitholders that shall include (i) financial statements of the Partnership for such year that have been audited by the Partnership's independent public accountant, (ii) a report of the activities of the Partnership during such year, and (iii) a statement (which need not be audited) showing distributions of Net Interest Income and Net Residual Proceeds. The annual report will also include a detailed statement of the amounts of fees and expense reimbursements paid to the General Partner and its affiliates by the Partnership during the fiscal year.

Within 60 days after the end of the first three quarters of each fiscal year, the General Partner will distribute a report that shall include (i) unaudited financial statements of the Partnership for such quarter, (ii) a report of the activities of the Partnership during such quarter, and (iii) a statement showing distributions of Net Interest Income and Net Residual Proceeds during such quarter. With respect to both the annual and quarterly reports described above, the filing of the Partnership's annual and quarterly reports on Forms 10-K and 10-Q with the SEC are deemed to satisfy the foregoing report delivery obligations.

The Partnership will also provide Unitholders with a report on Form K-1 or other information required for federal and state income tax purposes within 75 days of the end of each year.

Withdrawal or Removal of the General Partner

The General Partner may not withdraw voluntarily from the Partnership or sell, transfer, or assign all or any portion of its interest in the Partnership unless a substitute general partner has been admitted in accordance with the terms of the Partnership Agreement. With the consent of a majority in interest of the BUC holders, the General Partner may at any time designate one or more persons as additional general partners, provided that the interests of the limited partners and BUC holders in the Partnership are not reduced thereby. The designation must meet the conditions set out in the Partnership Agreement and comply with the provisions of the Delaware LP Act with respect to admission of an additional general partner. In addition to the requirement that the admission of a person as successor or additional general partner have the consent of the majority in interest of the BUC holders, the Partnership Agreement requires, among other things, that (i) such person agree to and execute the Partnership Agreement, and (ii) counsel for the Partnership or the General Partner (or any of the General Partner's affiliates) renders an opinion that such person's admission would not result in the loss of limited liability of any limited partner or BUC holder or cause the Partnership or any of its affiliates to be taxed as a corporation or other entity under U.S. federal tax law.

With respect to the removal of the General Partner, the Partnership Agreement provides that the General Partner may not be removed unless that removal is approved by a vote of the holders of not less than 66$^{2/3}$% of the outstanding BUCs, including BUCs held by the General Partner and its affiliates, voting together as a single class, and the Partnership receives an opinion of counsel regarding limited liability and tax matters. Any removal of the General Partner also will be subject to the approval of a successor general partner by the vote of a majority in interest of the outstanding BUCs voting as a single class.

In addition, the Partnership Agreement provides that, under circumstances where the General Partner withdraws without violating the Partnership Agreement or is removed by the BUC holders without cause, the departing General Partner will have the option to require the successor general partner to purchase the general partner interest of the departing General Partner and its general partner distribution rights for their fair market value. This fair market value will be determined by agreement between the departing General Partner and the successor general partner. If no such agreement is reached, an independent investment banking firm or other independent expert selected by the departing General Partner and successor general partner will determine the fair market value. If the departing General Partner and successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value. If the option described above is not exercised, the departing General Partner's interest and general partner distribution rights will automatically convert into BUCs equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described above.

The Partnership Agreement also provides that if the General Partner is removed as the Partnership's general partner under circumstances where cause does not exist and the BUCs held by the General Partner and its affiliates are not voted in favor of that removal, the General Partner will have the right to convert its general partner interest and its general partner distribution rights under the Partnership Agreement into BUCs or receive cash in exchange for those interests from the Partnership.

Effect of Removal, Bankruptcy, Dissolution, or Withdrawal of the General Partner

In the event of a removal, bankruptcy, dissolution, or withdrawal of the General Partner, it will cease to be the General Partner but will remain liable for obligations arising prior to the time it ceases to act in that role. The former General Partner's interest in the Partnership will be converted into a limited partner interest having the same rights to share in the allocations of income and losses of the Partnership and distributions of Net Interest Income, Net Residual Proceeds and cash distributions upon liquidation of the Partnership as it did as General Partner. Any successor general partner shall have the option, but not the obligation, to acquire all or a portion of the interest of the removed General Partner at its then fair market value. The Partnership Agreement bases the fair market value of the General Partner's interest on the present value of its future administrative fees and distributions of Net Interest Income plus any amount that would be paid to the removed General Partner upon an immediate liquidation of the Partnership. Any disputes over valuation in connection with an option exercised by the successor general partner would be settled by the successor general partner and removed General Partner through arbitration.

Amendments

Amendments to the Partnership Agreement may be proposed by the General Partner or by the limited partners holding 10% or more of the outstanding limited partnership interests. In order to adopt a proposed amendment, other than the amendments discussed below which may be approved solely by the General Partner, the General Partner must seek approval of the holders of the required number of BUCs to approve the amendment, whether by written consent or pursuant to a meeting of the BUC holders to consider and vote upon the proposed amendment.

In addition to amendments to the Partnership Agreement adopted by the BUC holders, the Partnership Agreement may be amended by the General Partner, without the consent of the Unitholders, in certain respects if such amendments are not materially adverse to the interest of the Unitholders, to reflect the following:

- to change the name of the Partnership, the location of its principal place of business, its registered agent, or its registered office;

- to add to the representations, duties, or obligations of the General Partner or surrender any right or power granted to the General Partner in the Partnership Agreement;

- to change the fiscal year or taxable year of the Partnership and any other changes the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year;

- to cure any ambiguity or correct or supplement any provision of the Partnership Agreement which may be inconsistent with the intent of the Partnership Agreement, if such amendment is not materially adverse to the interests of the limited partners and BUC holders in the sole judgment of the General Partner;

- to amend any provision the General Partner determines to be necessary or appropriate to satisfy any judicial authority or any order, directive, or requirement contained in any federal or state statute, or to facilitate the trading of Units or comply with the rules of any national securities exchange on which the BUCs are traded;

- to amend any provision the General Partner determines to be necessary or appropriate to ensure the Partnership will be treated as a partnership, and that each BUC holder and limited partner will be treated as a limited partner, for federal income tax purposes;

- to reflect the withdrawal, removal, or admission of partners;

- to provide for any amendment necessary, in the opinion of counsel to the Partnership, to prevent the Partnership, the General Partner, or their managers, directors, officers, trustees, or agents from being subject to the Investment Company Act of 1940, the Investment Advisers Act of 1940, or the "plan asset" regulations under ERISA;

- to effectuate any amendment to the Partnership Agreement or the Partnership's certificate of limited partnership that the General Partner determines to be necessary or appropriate in connection with the authorization of the issuance of any class or series of Partnership securities; and

- any other amendments substantially similar to any of the foregoing.

However, notwithstanding the foregoing, any amendment to the Partnership Agreement that (i) would have a material adverse effect on the existing terms of the Series A Preferred Units, Series A-1 Preferred Units, or Series B Preferred Units, or (ii) creates Partnership securities senior to any of the Series A Preferred Units, Series A-1 Preferred Units, or Series B Preferred Units, must be approved by the affirmative vote or consent of the holders of at least a majority of the outstanding Series A Preferred Units, Series A-1 Preferred Units, or Series B Preferred Units, as applicable, voting as a separate class.

Dissolution and Liquidation

The Partnership will continue in existence until dissolved under the terms of the Partnership Agreement. The Partnership will dissolve upon:

(i) the passage of 90 days following the bankruptcy, dissolution, withdrawal, or removal of a general partner who is at that time the sole general partner, unless all of the remaining partners entitled to vote (it being understood that for purposes of this provision the initial limited partner shall vote as directed by a majority in interest of the BUC holders) agree in writing to continue the business of the Partnership and a successor general partner is designated within such 90-day period;

(ii) the election by a majority in interest of the BUC holders or by the General Partner (subject to the consent of a majority in interest of the BUC holders) to dissolve the Partnership; or

(iii) any other event causing the dissolution of the Partnership under the laws of the State of Delaware.

Upon dissolution of the Partnership, its assets will be liquidated and after the payment of its obligations and the setting up of any reserves for contingencies that the General Partner considers necessary, any proceeds from the liquidation will be distributed as set forth under "– *Distributions Upon Liquidation*" above.

Designation of Partnership Representative

The General Partner has been designated as the Partnership's partnership representative (or "tax matters partner") for purposes of federal income tax audits pursuant to the Internal Revenue Code and the regulations thereunder. Each Unitholder agrees to execute any documents that may be necessary or appropriate to maintain such designation.

Tax Elections

Under the Partnership Agreement, the General Partner has the exclusive authority to make or revoke any tax elections on behalf of the Partnership.

Books and Records

The books and records of the Partnership shall be maintained at the office of the Partnership located at 14301 FNB Parkway, Suite 211, Omaha, Nebraska 68154, and shall be available there during ordinary business hours for examination and copying by any Unitholder or his or her duly authorized representative. The records of the Partnership will include, among other records, a list of the names and addresses of all Unitholders, and Unitholders will have the right to secure, upon written request to the General Partner and payment of reasonable expenses in connection therewith, a list of the names and addresses of, and the number of Units held by, all Unitholders.

Accounting Matters

The fiscal year of the Partnership is the calendar year. The books and records of the Partnership shall be maintained on an accrual basis in accordance with generally accepted accounting principles.

Other Activities

The Partnership Agreement allows the General Partner and its affiliates to engage generally in other business ventures and provides that limited partners and BUC holders will have no rights with respect thereto by virtue of the Partnership Agreement. In addition, the Partnership Agreement provides that an affiliate of the General Partner may acquire and hold debt securities or other interests secured by a property that also secures an MRB held by the Partnership, provided that such MRB is not junior or subordinate to the interest held by such affiliate.

Derivative Actions

The Partnership Agreement provides that a BUC holder may bring a derivative action on behalf of the Partnership to recover a judgment to the same extent as a limited partner has such rights under the Delaware LP Act. The Delaware LP Act provides for the right to bring a derivative action, although it authorizes only a partner of a partnership to bring such an action. There is no specific judicial or statutory authority governing the question of whether an assignee of a partner (such as a BUC holder) has the right to bring a derivative action where a specific provision exists in the Partnership Agreement granting such rights. Furthermore, there is no express statutory authority for a limited partner's class action in Delaware, and whether a class action may be brought by Unitholders to recover damages for breach of the General Partner's duties in Delaware state courts is unclear.

DESCRIPTION OF THE SERIES A-1 PREFERRED UNITS

The following description of the Series A-1 Preferred Units does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Partnership Agreement, including the Designations of the Preferences, Rights, Restrictions, and Limitations of the Series A-1 Preferred Units attached thereto and made a part thereof and which was filed as Exhibit 3.1 to the Partnership's current report on Form 8-K filed with the SEC on April 21, 2021 in connection with the creation of the Series A-1 Preferred Units.

General

The Series A-1 Preferred Units offered hereby represent limited partnership interests of the Partnership. The Designation of the Preferences, Rights, Restrictions, and Limitations of the Series A-1 Preferred Units set forth in and as a part of the Partnership Agreement sets forth the terms of the Series A-1 Preferred Units. Upon completion of this offering, and assuming it is fully subscribed, there will be 3,500,000 Series A-1 Preferred Units issued and outstanding.

The Series A-1 Preferred Units entitle the holders thereof to receive non-cumulative cash distributions on a quarterly basis when, as, and if declared by our General Partner out of legally available funds for such purpose. When issued and paid for in the manner described in this prospectus, the Series A-1 Preferred Units offered hereby will be fully paid and non-assessable. The Series A-1 Preferred Units have a liquidation preference as to the distribution of assets upon the liquidation, winding-up, or dissolution of the Partnership, as further described herein.

The Series A-1 Preferred Units represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As such, the Series A-1 Preferred Units will rank junior to all of our current and future indebtedness (including indebtedness outstanding under our senior bank credit facility) and other liabilities with respect to assets available to satisfy claims against us. Subject to the rights of our senior lender under the Partnership's senior bank credit facility, and to the extent we have funds legally available therefor, the Series A-1 Preferred Units are redeemable by either the Partnership or the holder upon the sixth anniversary of the closing date of the purchase of Series A-1 Preferred Units by each holder or by the holder if the ratio of the aggregate market value of the BUCs to the aggregate value of the Series A Preferred Units and Series A-1 Preferred Units falls below a certain threshold. See "– *Redemption Rights*" below.

The General Partner does not intend to issue physical certificates for the Series A-1 Preferred Units. Rather, all of the Series A-1 Preferred Units offered hereby will be issued and maintained in book-entry form registered in the name of the holder of the units. The Partnership will act as the transfer agent and registrar for the Series A-1 Preferred Units. As a result, no person acquiring Series A-1 Preferred Units will be entitled to receive a certificate representing such units unless applicable law otherwise requires. See "– *Book-Entry System*" below.

The Series A-1 Preferred Units will not be convertible into BUCs, any other series of preferred units of the Partnership, or any other securities and will not have exchange rights or be entitled or subject to any preemptive or similar rights. The Series A-1 Preferred Units will not be subject to any sinking fund requirements.

Ranking

The Series A-1 Preferred Units will, with respect to anticipated quarterly distributions and amounts payable upon the voluntary or involuntary liquidation, dissolution, or the winding-up of the Partnership's affairs, rank:

- senior to our BUCs, the Series B Preferred Units, and to each other class or series of Partnership interests or other equity securities established after the original issue date of the Series A-1 Preferred Units that is not expressly designated as ranking senior or on parity with the Series A-1 Preferred Units as to the payment of distributions;

- on parity with our Series A Preferred Units;

- junior to each other class or series of Partnership interests or other equity securities established after the original issue date of the Series A-1 Preferred Units with terms expressly made senior to the Series A-1 Preferred Units as to the payment of distributions; and

- junior to all of our existing and future indebtedness (including indebtedness outstanding under our senior bank credit facility) and other liabilities with respect to assets available to satisfy claims against us.

Under the Partnership Agreement, we may issue BUCs and other Partnership securities from time to time in one or more series without the consent of the holders of the Series A-1 Preferred Units. The General Partner has the authority to determine the designations, preferences, rights, powers, and duties, if any, of any such series before the issuance of any units of that series. The General Partner also will determine the number of units constituting each such series of securities. Our ability to issue Partnership securities is limited in certain circumstances as described under "– *Voting Rights*" below.

Distributions

Subject to the preferential rights of the holders of any class or series of our Partnership securities ranking senior to the Series A-1 Preferred Units with respect to distribution rights, holders of Series A-1 Preferred Units are entitled to receive, when, as, and if declared by the General Partner out of funds legally available for the payment of distributions, non-cumulative cash distributions at the rate of 3.00% per annum of the $10.00 per unit purchase price of the Series A-1 Preferred Units (equivalent to the fixed annual amount of approximately $0.30 per unit of our Series A-1 Preferred Units).

Distributions on the Series A-1 Preferred Units are payable to investors quarterly in arrears on or about the 15th day of each of January, April, July, and October of each year, or, if such day is not a business day, on the next succeeding business day with the same force and effect as if made on such date (each such date, a "Distribution Payment Date"). The term "business day" means each day, other than a Saturday or a Sunday, which is not a day on which banks in New York are required to close. Not later than 5:00 p.m., New York City time, on each Distribution Payment Date, we will pay those quarterly distributions, if any, on the Series A-1 Preferred Units that have been declared by the General Partner to the holders of such units as such holders' names appear on our unit transfer books maintained by us on the applicable record date, which shall be a date designated by the General Partner as the record date for the payment of distributions that is not more than 30 and not fewer than 10 days prior to the scheduled Distribution Payment Date (each, a "Distribution Record Date").

The amount of any distribution payable on the Series A-1 Preferred Units for any partial distribution period will be prorated and computed on the basis of a 360-day year consisting of twelve 30-day months. A distribution period is the respective period commencing on and including the 1st day of January, April, July, and October of each year and ending on and including the day preceding the first day of the next succeeding distribution period (other than the initial distribution period and the distribution period during which any Series A-1 Preferred Units shall be redeemed).

We will not declare distributions on the Series A-1 Preferred Units, or pay or set apart for payment distributions on the Series A-1 Preferred Units, if the terms of any of our agreements, including any agreements relating to our indebtedness, prohibit such a declaration, payment, or setting apart for payment or provide that such declaration, payment, or setting apart for payment would constitute a breach of or default under such an agreement. Likewise, no distributions will be authorized by the General Partner and declared by us or paid or set apart for payment if such authorization, declaration, or payment is restricted or prohibited by law.

Liquidation Preference

In the event of any liquidation, dissolution, or winding up of the Partnership, whether voluntary or involuntary, before any payment or distribution of the assets of the Partnership shall be made to or set apart for the holders of any Junior Securities, the holders of Series A-1 Preferred Units will be entitled to receive an amount equal to $10.00 per Series A-1 Preferred Unit, plus an amount equal to all distributions declared and unpaid thereon to the date of final distribution. If, upon any such liquidation, dissolution, or winding up of the Partnership the assets of the Partnership, or proceeds thereof, distributable to the holders of Series A-1 Preferred Units are insufficient to pay in full the preferential amount aforesaid as liquidating payments on any other Partnership securities ranking on a parity with the Series A-1 Preferred Units as to such distribution, then such assets, or the proceeds thereof, will be distributed among the Series A-1 Preferred Units and the holders of any such other Partnership securities ratably in accordance with the respective amounts that would be payable on such Series A-1 Preferred Units and any such other Partnership securities if all amounts payable thereon were paid in full. For these purposes, a consolidation or merger of the Partnership or General Partner with one or more entities, a statutory unit or share exchange by the Partnership or General Partner, and a sale or transfer of all or substantially all of the Partnership's or General Partner's assets shall not be deemed to be a liquidation, dissolution, or winding up, voluntary or involuntary, of the Partnership or General Partner.

Voting Rights

The Series A-1 Preferred Units have no voting rights except as set forth below or as otherwise provided by Delaware law.

Unless the Partnership shall have received the affirmative vote or consent of the holders of at least a majority of the outstanding Series A-1 Preferred Units, voting as a single class, no amendment to the Partnership Agreement shall be adopted that would have a material adverse effect on the existing terms of the Series A-1 Preferred Units. In addition, unless the Partnership shall have received the affirmative vote or consent of the holders of at least a majority of the outstanding Series A-1 Preferred Units, voting as a single class, the Partnership shall not create or issue any senior securities.

On any matter described above in which the holders of the Series A-1 Preferred Units are entitled to vote, such holders will be entitled to one vote per unit.

Redemption Rights

Redemption at the Option of the Holder

Upon the sixth anniversary of the closing of a holder's purchase of Series A-1 Preferred Units, and upon each anniversary thereafter, each holder of Series A-1 Preferred Units will have the right, but not the obligation, to cause the Partnership to redeem, in whole or in part, the Series A-1 Preferred Units held by such holder at a per unit redemption price equal to $10.00 per unit plus an amount equal to all declared and unpaid distributions thereon to the date of redemption (the "Redemption Price"). Each such holder of Series A-1 Preferred Units desiring to exercise the redemption rights described in the preceding sentence must provide written notice to the General Partner of its intent to so exercise no less than 180 calendar days prior to any such redemption date. The Redemption Price for each Series A-1 Preferred Unit will be payable in cash. However, notwithstanding the foregoing, any such optional redemption as described above will be effected only out of funds legally available for such purpose. Moreover, any such redemption is subject to compliance with the provisions of our senior bank credit facility and any other agreements governing our outstanding indebtedness.

In addition, for a period of 60 days after any date on which the General Partner determines that the BUCs Ratio (defined below) has fallen below 1.0 and has remained below 1.0 for a period of 15 consecutive business days, each holder of Series A-1 Preferred Units shall have the right, but not the obligation, to cause the Partnership to redeem, in whole or in part, the Series A-1 Preferred Units held by such holder at the Redemption Price. For these purposes, the "BUCs Ratio" means the quotient obtained by dividing the aggregate market value of the issued and outstanding BUCs as of the close of business, New York time, on any date by the aggregate value of the issued and outstanding Series A Preferred Units and Series A-1 Preferred Units, as shown on the Partnership's financial statements, on that same date. If the General Partner determines that the BUCs Ratio has fallen below 1.0 on any date and has remained below 1.0 for a period of 15 consecutive business days (the "Ratio Period"), the General Partner shall, within 10 days after the end of the Ratio Period, deliver written notice to the holders of Series A-1 Preferred Units informing them of such determination and their right to redeem their units pursuant to these provisions. As of the date of this prospectus, the BUCs Ratio is 3.1.

The Redemption Price for each Series A-1 Preferred Unit will be payable in cash. However, notwithstanding the foregoing, any such optional redemption as described in the paragraphs above will be effected only out of funds legally available for such purpose. Moreover, any such redemption is subject to compliance with the provisions of our senior bank credit facility and any other agreements governing our outstanding indebtedness.

Redemption at the Option of the Partnership

Upon the sixth anniversary of the closing of a holder's purchase of Series A-1 Preferred Units, and upon after each anniversary thereafter, the Partnership will have the right, but not the obligation, to redeem, in whole or in part, the Series A-1 Preferred Units held by such holder at the Redemption Price. The General Partner will provide written notice to the affected holders of the Series A-1 Preferred Units of its intent to exercise the redemption rights described in the preceding sentence no less than 60 calendar days prior to any such redemption date. The Redemption Price for each Series A-1 Preferred Unit will be payable in cash. However, notwithstanding the foregoing, any such optional redemption as described in this paragraph will be effected only out of funds legally available for such purpose. Moreover, any such redemption is subject to compliance with the provisions of our senior bank credit facility and any other agreements governing our outstanding indebtedness.

Redemption Procedures

Except as otherwise described above regarding redemptions relating to the BUCs Ratio, the General Partner will give notice of any redemption rights not less than 60 days before the scheduled date of redemption, to the holders of any units to be redeemed as such holders' names appear on our unit transfer books and at the address of such holders shown therein. Such notice shall state: (i) the redemption date; (ii) the number of Series A-1 Preferred Units to be redeemed and, if less than all outstanding Series A-1 Preferred Units are to be redeemed, the number of units to be redeemed from such holder; (iii) the aggregate amount of the Redemption Price payable to such holder; and (iv) that distributions on the units to be redeemed will cease to be paid from and after such redemption date.

If fewer than all of the outstanding Series A-1 Preferred Units are to be redeemed, the number of units to be redeemed will be determined by us, and such units will be redeemed by such method of selection as the General Partner shall determine, pro rata or by lot, with adjustments to avoid redemption of fractional units.

If the General Partner gives or causes to be given a notice of redemption, then we will secure funds sufficient to redeem the Series A-1 Preferred Units as to which notice has been given by 10:00 a.m., New York City time, on the date fixed for redemption. If notice of redemption shall have been given, then from and after the date fixed for redemption, all distributions on such units will cease and all rights of holders of such units as our Unitholders will cease, except the right to receive the redemption proceeds.

Notwithstanding any notice of redemption, there will be no redemption of any Series A-1 Preferred Units called for redemption until funds sufficient to pay the full redemption proceeds for such units have been secured by us.

Limitation on Issuance of Series A-1 Preferred Units

Notwithstanding any contrary provision described herein, no Series A-1 Preferred Units will be issued by the Partnership if, as of the close of trading on the trading date for the NASDAQ Global Select Market immediately prior to any date on which Series A-1 Preferred Units are intended to be issued, the aggregate market capitalization of the BUCs on the NASDAQ Global Select Market is less than three times the aggregate book value of the Series A Preferred Units and Series A-1 Preferred Units, as shown on the Partnership's then current accounting records. As of the date of this prospectus, the aggregate market capitalization of the BUCs is $405,138,300. Assuming all of the Series A-1 Preferred Units are issued in this offering, the book value of the Series A Preferred Units and Series A-1 Preferred Units would be $129,356,184, resulting in a ratio of BUCs market capitalization to the aggregate book value of the Series A Preferred Units and Series A-1 Preferred Units of 3.1.

In addition, no Series A-1 Preferred Units shall be issued by the Partnership if the sum of the original Series A Preferred Units purchase price for all issued and outstanding Series A Preferred Units, plus the original

Series A-1 Preferred Units purchase price for all issued and outstanding Series A-1 Preferred Units, inclusive of the Series A-1 Preferred Units intended to be issued by the Partnership to a Series A-1 Preferred Units holder, will exceed $150,000,000 on the date of issuance.

No Sinking Fund

The Series A-1 Preferred Units will not have the benefit of any sinking fund.

No Conversion Rights

The holders of Series A-1 Preferred Units do not have any rights to convert such units into BUCs, any other class or series of preferred units, or any other Partnership security.

No Fiduciary Duty

Neither the General Partner nor the Partnership or any of its officers, nor any affiliate of any of them, owe any fiduciary duties to holders of the Series A-1 Preferred Units, other than a contractual duty of good faith and fair dealing pursuant to our Partnership Agreement.

Book-Entry System

The General Partner does not intend to issue physical certificates for the Series A-1 Preferred Units. Rather, all of the Series A-1 Preferred Units offered hereby will be held in book-entry form with the Partnership in the name of the investor which purchased the Series A-1 Preferred Units. The Partnership acts as its own registrar and transfer agent for the Series A-1 Preferred Units. As a result, no person acquiring Series A-1 Preferred Units will be entitled to receive a certificate representing such units unless applicable law otherwise requires. Payments and communications made to holders of the Series A-1 Preferred Units will be duly made by and through the Partnership. Accordingly, each purchaser of Series A-1 Preferred Units must rely on (i) the procedures of the Partnership to receive distributions, any redemption proceeds, and notices with respect to such Series A-1 Preferred Units, and (ii) the records of the Partnership to evidence its ownership of such Series A-1 Preferred Units.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section is a summary of the material U.S. federal income tax considerations that may be relevant to prospective holders of Series A-1 Preferred Units who are individual citizens or residents of the United States. This section is based upon current provisions of the IRC, existing and proposed Treasury regulations promulgated under the IRC (the "Treasury Regulations") and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The tax consequences to you of an investment in our Series A-1 Preferred Units will depend in part on your own tax circumstances. Unless the context otherwise requires, references in this section to "us" or "we" are references to America First Multifamily Investors, L.P. and our consolidated subsidiaries.

The following discussion does not comment on all U.S. federal income tax matters affecting us or our Unitholders and does not describe the application of the alternative minimum tax that may be applicable to certain Unitholders. Moreover, the discussion focuses on Unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, entities treated as partnerships for U.S. federal income tax purposes, trusts, nonresident aliens, U.S. expatriates and former citizens or long-term residents of the United States or other Unitholders subject to specialized tax treatment, such as banks, insurance companies and other financial institutions, tax-exempt institutions, foreign persons (including, without limitation, controlled foreign corporations, passive foreign investment companies and foreign persons eligible for the benefits of an applicable income tax treaty with the United States), individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds, dealers in securities or currencies, traders in securities, U.S. persons whose "functional currency" is not the U.S. dollar, persons holding their units as part of a "straddle," "hedge," "conversion transaction" or other risk reduction transaction, persons subject to special tax accounting rules as a result of any item of gross income with respect to our units being taken into account in an applicable financial statement and persons deemed to sell their units under the constructive sale provisions of the IRC. In addition, the discussion only comments, to a limited extent, on state, local and foreign tax consequences, and does not address the Medicare 3.8% net investment income tax. Accordingly, we encourage each prospective holder of Series A-1 Preferred Units to consult his own tax advisor in analyzing the state, local and foreign tax consequences particular to him of the ownership or disposition of Series A-1 Preferred Units and potential changes in applicable laws.

All statements of law and legal conclusions, but not any statements of fact, contained in this section, except as described below or otherwise noted, are the opinion of Barnes & Thornburg LLP and are based on the accuracy of representations made by us to Barnes & Thornburg LLP for this purpose. Barnes & Thornburg LLP is unable to opine that interest on any mortgage revenue bond held by the Partnership is currently excludable from gross income of a bondholder for federal income tax purposes because the facts necessary to provide such an opinion are unknown and not reasonably available to the Partnership or counsel, such facts cannot be obtained by the Partnership or counsel without unreasonable effort or expense, and because such facts rest peculiarly within the knowledge of other persons not affiliated with the Partnership. Specifically, such opinion would require detailed information and calculations from the respective issuer, borrower, bond trustee, and guarantors of each mortgage revenue bond regarding eligibility under and compliance with the applicable provisions of the Code and Treasury Regulations, including without limitation, information and computations relating to the investment of bond proceeds, use of bond proceeds, occupancy of bond-financed properties and rebate payments to the United States. Both the Partnership and its counsel have determined it is not possible to obtain this information and computations for all mortgage revenue bonds.

No ruling on the federal, state, or local tax considerations relevant to the purchase, ownership and disposition of the Partnership's units, or the statements or conclusions in this description, has been or will be requested from the Internal Revenue Service ("IRS") or from any other tax authority, and a taxing authority, including the IRS, may not agree with the statements and conclusions expressed herein. In the opinion of Barnes & Thornburg LLP, based upon the Code, the Treasury Regulations, published revenue rulings and court decisions, and the representations described below, the Partnership will be classified as a partnership for U.S. federal income tax purposes. However, no assurance can be given that any opinion of counsel would be accepted by the IRS or, if challenged by the IRS, sustained in court. Any contest of this sort with the IRS may materially and adversely impact the market for our units, including the prices at which our units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our Unitholders and our General Partner and thus will be borne indirectly by our Unitholders and our

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General Partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

In rendering its opinion set forth in the preceding paragraph, Barnes & Thornburg LLP has relied on factual representations made by us and the General Partner. The representations made by us and the General Partner upon which Barnes & Thornburg LLP has relied include:

- We have not elected to be, will not elect to be, and are not otherwise treated as a corporation for U.S. federal income tax purposes; and

- For each taxable year, more than 90% of our gross income has been and will be income of the type that is "qualifying income" within the meaning of Section 7704(d) of the Code.

We urge you to consult your own tax advisors about the specific tax consequences to you of purchasing, holding and disposing of our Series A-1 Preferred Units, including the application and effect of federal, state, local and foreign income and other tax laws.

Taxation of the Partnership

Partnership Status

An entity that is treated as a partnership for U.S. federal income tax purposes generally will not be liable for entity-level federal income taxes. Instead, as described below, each partner of the partnership (and in our case, our Unitholders) will take into account its respective share of the items of income, gain, loss and deduction of the partnership in computing its federal income tax liability as if the partner (and in our case, the Unitholder) had earned such income directly, regardless of whether cash distributions are made to him or her by the partnership. Distributions by a partnership to a partner generally are not taxable to the partnership or the partner unless the amount of cash distributed to him or her is in excess of the partner's adjusted basis in his partnership interest. Please read "*– Allocation of Income, Gain, Loss and Deduction*" and "*– Treatment of Distributions on Series A-1 Preferred Units*."

Section 7704 of the Code generally provides that publicly traded partnerships will be treated as corporations for federal income tax purposes. However, if 90% or more of a partnership's gross income for every taxable year it is publicly traded consists of "qualifying income," the partnership may continue to be treated as a partnership for federal income tax purposes (the "Qualifying Income Exception"). Qualifying income includes income and gains derived from the exploration, development, mining or production, processing, transportation, and marketing of certain natural resources, including crude oil, natural gas and products thereof, as well as other types of income such as interest (other than from a financial business) and dividends. We estimate that less than 2% of our current gross income is not qualifying income; however, this estimate could change from time to time.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status or the status of the operating subsidiaries for federal income tax purposes or whether our operations generate "qualifying income" under Section 7704 of the Code. However, as noted above, Barnes & Thornburg LLP, as described and qualified above, is of the opinion that we will be classified as a partnership for U.S. federal income tax purposes.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our Unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then as distributing that stock to our Unitholders in liquidation. This deemed contribution and liquidation should not result in the recognition of taxable income by our Unitholders or us so long as our liabilities do not exceed the tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our units may be modified by administrative or legislative action or judicial interpretation at any time. For example, from time to time, members of the U.S. Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships, and which may affect a Unitholder's investment.

At the state level, several states have been evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise, or other forms of taxation. Imposition of a similar tax on us in the jurisdictions in which we operate or in other jurisdictions to which we may expand could substantially reduce our cash available for distribution to our Unitholders.

If for any reason we are taxable as a corporation in any taxable year, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our liability for federal income tax, rather than being passed through to our Unitholders. Our taxation as a corporation would materially reduce the cash available for distribution to Unitholders and thus would likely substantially reduce the value of our units. Any distribution made to a Unitholder at a time we are treated as a corporation would be (i) a taxable dividend to the extent of our current or accumulated earnings and profits, then (ii) a nontaxable return of capital to the extent of the Unitholder's tax basis in its units, and thereafter (iii) taxable capital gain.

The remainder of this discussion is based on the opinion of Barnes & Thornburg LLP that we will be treated as a partnership for federal income tax purposes.

Tax Consequences of Unit Ownership

Series A-1 Holder Status

To the extent of distributions on the Series A-1 Preferred Units ("Series A-1 Distributions") are made in any given tax year, the holders of Series A-1 Preferred Units will take into account a corresponding share of items of income, gain, loss and deduction in computing its federal income tax liability as if the Series A-1 Preferred Units holder had earned such income directly. If the Series A-1 Preferred Units are not partnership interests, they likely would constitute indebtedness for federal income tax purposes and distributions on the Series A-1 Preferred Units would constitute taxable ordinary interest income to the Series A-1 Preferred Unit holders.

The tax treatment of our preferred units (including our Series A-1 Preferred Units) is uncertain. As such, Barnes & Thornburg LLP is unable to opine as to the tax treatment of our preferred units (including our Series A-1 Preferred Units) and the allocations made to the holders of such units, which are described below under the caption "– *Tax Consequences of Unit Ownership – Allocation of Income, Gain, Loss and Deduction*." Although the IRS may disagree with this treatment, we will treat holders of Series A-1 Preferred Units as partners and distributions paid to holders of Series A-1 Preferred Units as being made to such holders in their capacity as partners. If the Series A-1 Preferred Units are not partnership interests, they likely would constitute indebtedness for U.S. federal income tax purposes and distributions to the holders of Series A-1 Preferred Units would constitute ordinary interest income to holders of Series A-1 Preferred Units. If Series A-1 Preferred Units are treated as partnership interests, but distributions to holders of Series A-1 Preferred Units are not treated as being made to such holders in their capacity as partners, then these distributions likely would be treated as guaranteed payments for the use of capital. Guaranteed payments generally would be taxable to the recipient as ordinary income, and a recipient could recognize taxable income from the accrual of such a guaranteed payment even in the absence of a contemporaneous distribution.

For a discussion related to the risks of losing partner status as a result of securities loans, please read *"– Tax Consequences of Unit Ownership – Treatment of Securities Loans."* Unitholders who are not treated as partners of the partnership as described above are urged to consult their own tax advisors with respect to the tax consequences applicable to them under their particular circumstances.

The remainder of this discussion assumes that our Series A-1 Preferred Units are partnership interests for U.S. federal income tax purposes and that distributions to holders of Series A-1 Preferred Units will be made to such holders in their capacity as partners. As noted, Barnes & Thornburg LLP will not be rendering an opinion with respect to these assumptions.

Flow-Through of Taxable Income

Subject to the discussion below under *"– Entity-Level Collections of Unitholder Taxes"* with respect to payments we may be required to make on behalf of our Unitholders, we do not pay any federal income tax. Rather, each holder will be required to report on its federal income tax return each year the income, gains, losses and deductions allocated to such holder for our taxable year or years ending with or within its taxable year. Consequently, we may allocate income to a Unitholder even if that Unitholder has not received a cash distribution.

We will treat distributions that are declared to holders of Series A-1 Preferred Units as distributions by the Partnership to the Series A-1 Preferred Unit holders in connection with their interest in the Partnership. If Series A-1 Distributions are declared within the Partnership's taxable year, the Series A-1 Preferred Units holder will receive an allocable share of items of income, gain, loss and deductions to the extent of such Series A-1 Distribution received.

Basis of Units

A Unitholder's tax basis in its units (including Series A-1 Preferred Units) initially will be the amount paid for those units. A common Unitholder's basis will be increased by the Unitholder's initial allocable share of our liabilities. A Unitholder's basis will be (i) increased by the Series A-1 Preferred Unit holder's share of our income and any increases in such Series A-1 Preferred Unit holder's share of our liabilities, and (ii) decreased, but not below zero, by the amount of all distributions to the Series A-1 Preferred Unit holder, such holder's share of our losses, any decreases in the holder's share of our liabilities, and certain other items.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all of those interests. If you own BUCs and Series A-1 Preferred Units, please consult your tax advisor with respect to determining the consequences on your basis in your units.

Treatment of Distributions on Series A-1 Preferred Units

Distributions by us to a Unitholder generally will not be taxable to the Unitholder for U.S. federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his units immediately before the distribution. Our cash distributions in excess of a Unitholder's tax basis generally will be considered to be gain from the sale or exchange of the units, taxable in accordance with the rules described under "– *Disposition of Units*." Any reduction in a Unitholder's share of our liabilities for which no partner, including the General Partner, bears the economic risk of loss, known as "nonrecourse liabilities," will be treated as a distribution by us of cash to that Unitholder. To the extent our distributions cause a Unitholder's "at-risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. See below "– *Limitations on Deductibility of Losses*."

A non-pro rata distribution of money or property may result in ordinary income to a Unitholder, regardless of his tax basis in his units, if the distribution reduces the Unitholder's share of our "unrealized receivables," including depreciation recapture and/or substantially appreciated "inventory items," each as defined in the Code, and collectively, "Section 751 Assets." Please see "– *Disposition of Units – Recognition of Gain or Loss*" for more discussion of Section 751 Assets.

Limitations on Deductibility of Losses

A Unitholder may not be entitled to deduct the full amount of loss we allocate to it because its share of our losses will be limited to the lesser of (i) the Unitholder's adjusted tax basis in its units, and (ii) in the case of a Unitholder that is an individual, estate, trust or certain types of closely-held corporations, the amount for which the Unitholder is considered to be "at risk" with respect to our activities. A Unitholder will be at risk to the extent of its adjusted tax basis in its units, reduced by (1) any portion of that basis attributable to the Unitholder's share of our nonrecourse liabilities, (2) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or similar arrangement and (3) any amount of money the Unitholder borrows to acquire or hold its units, if the lender of those borrowed funds owns an interest in us, is related to another Unitholder or can look only to the units for repayment.

A Unitholder subject to the at risk limitation must recapture losses deducted in previous years to the extent that distributions (including distributions deemed to result from a reduction in a Unitholder's share of nonrecourse liabilities) cause the Unitholder's at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a Unitholder or recaptured as a result of the basis or at risk limitations will carry forward and will be allowable as a deduction in a later year to the extent that the Unitholder's adjusted tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon a taxable disposition of units, any gain recognized by a Unitholder can be offset by losses that were previously suspended by the at risk limitation but not losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain can no longer be used and will not be available to offset a Unitholder's salary or active business income.

In addition to the basis and at risk limitations, a passive activity loss limitation limits the deductibility of losses incurred by individuals, estates, trusts, some closely held corporations and personal service corporations from "passive activities" (such as, trade or business activities in which the taxpayer does not materially participate). The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will be available to offset only passive income generated by us. Passive losses that exceed a Unitholder's share of the passive income we generate may be deducted in full when a Unitholder disposes of all of its units in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk and basis limitations.

For taxpayers other than corporations in taxable years beginning after December 31, 2020 (as revised by the Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, of 2020), and before January 1, 2026, an "excess business loss" limitation further limits the deductibility of losses by such taxpayers. An excess business loss is the excess (if any) of a taxpayer's aggregate deductions for the taxable year that are attributable to the trades or businesses of such taxpayer (determined without regard to the excess business loss limitation) over the aggregate gross income or gain of such taxpayer for the taxable year that is attributable to such trades or businesses plus a threshold amount. The threshold amount is equal to $250,000 or $500,000 for taxpayers filing a joint return. Disallowed excess business losses are treated as a net operating loss carryover to the following tax year. Any losses we generate that are allocated to a Unitholder and not otherwise limited by the basis, at risk, or passive loss limitations will be included in the determination of such Unitholder's aggregate trade or business deductions. Consequently, any losses we generate that are not otherwise limited will only be available to offset a Unitholder's other trade or business income plus an amount of non-trade or business income equal to the applicable threshold amount. Thus, except to the extent of the threshold amount, our losses that are not otherwise limited may not offset a Unitholder's non-trade or business income (such as salaries, fees, interest, dividends and capital gains). This excess business loss limitation will be applied after the passive activity loss limitation.

Limitations on Interest Deductions

Commencing with taxable years beginning after December 31, 2017, the Tax Cuts and Jobs Act of 2017 restricts the amount of interest expense that may be deducted. Generally, "business interest" expenses are now deductible only to the extent of business interest income plus 30% of "adjusted taxable income." Any disallowed amount may be carried forward indefinitely.

"Business interest" is interest paid or accrued with respect to indebtedness allocable to a trade or business. It does not include investment interest expense. The 30% limit applies to "adjusted taxable income." For the first four years of this new limitation, a person's "adjusted taxable income" means taxable income from trade or business activities, computed before any deductions for interest, depreciation, amortization, net operating losses and the new pass-through deduction. However, in the case of taxable years beginning on or after January 1, 2022, depreciation and amortization deductions are not added back to income. As a result, after 2021, there is a lower limit on the amount of interest that may be deducted. The Partnership does not expect to have a trade or business that would cause interest allocated to Unitholders to be treated as business interest.

The deductibility of a non-corporate taxpayer's "investment interest expense" generally is limited to the amount of that taxpayer's "net investment income." Investment interest expense includes interest on indebtedness properly allocable to property held for investment, our interest expense attributed to portfolio income, and the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a Unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a Unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or (if applicable) qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the Unitholder's share of our portfolio income will be treated as investment income.

Prospective investors are urged to consult their own tax advisors with respect to the interest expense limitation rules.

Entity-Level Collections of Unitholder Taxes

If we are required or elect under applicable law to pay any federal, state, local or non-U.S. tax on behalf of any current or former Unitholder, we are authorized to treat the payment as a distribution of cash to the relevant Unitholder. Where the tax is payable on behalf of all Unitholders or we cannot determine the specific Unitholder on whose behalf the tax is payable, we are authorized to treat the payment as a distribution to all current Unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of a Unitholder, in which event the Unitholder may be entitled to claim a refund of the overpayment amount. Unitholders are urged to consult their tax advisors to determine the consequences to them of any tax payment we make on their behalf.

Limitation on Miscellaneous Itemized Deductions

For any taxable year beginning before January 1, 2026, a non-corporate taxpayer is prohibited from taking itemized deductions for miscellaneous expenses, or "miscellaneous itemized deductions." For taxable years beginning on or after January 1, 2026, these expenses (i) will be deductible by a non-corporate Unitholder for regular U.S. federal income tax purposes only to the extent that the Unitholder's share of such expenses, when combined with other "miscellaneous itemized deductions," exceeds 2% of its adjusted gross income for the particular year, (ii) will not be deductible by a non-corporate Unitholder for U.S. federal alternative minimum tax purposes and (iii) will be subject to certain other limitations on deductibility. These limitations would apply to non-corporate Series A-1 Preferred Unit holders if the proposed activities of the Partnership do not constitute a trade or business. There is a risk that the IRS may contend, in any taxable year, that each non-corporate Series A-1 Preferred Unit holder's share of each of the Partnership's otherwise deductible expenses constitutes a miscellaneous expense, potentially subject to disallowance through taxable years ending before January 1, 2026 and the two percent (2%) floor thereafter. We believe that the proposed activities of the Partnership will constitute a trade or business, but there can be no assurance that the IRS will not assert a contrary position on audit.

Allocation of Income, Gain, Loss and Deduction

In general, when distributions are made to holders of Series A-1 Preferred Units, we intend to allocate available items of gross income to the recipients to the extent of such distributions. Thereafter, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our holders of units other than Series A-1 Preferred Units in accordance with their percentage interests in us provided, however, to the extent of Series A-1 Distributions, items of income, gain, loss and deduction will be allocated to the Series A-1 Preferred Unit holders. If we have a net loss, our items of income, gain, loss and deduction will be allocated among our BUC holders in accordance with their percentage interests in us to the extent of their positive capital accounts. Holders of our Series A-1 Preferred Units will only be allocated net loss in the event that the capital accounts of the BUC holders have been reduced to zero.

Treatment of Securities Loans

A Unitholder whose units are loaned (for example, a loan to "short seller" to cover a short sale of units) may be treated as having disposed of those units. If so, such Unitholder would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period (i) any of our income, gain, loss or deduction allocated to those units would not be reportable by the lending Unitholder, and (ii) any cash distributions received by the Unitholder as to those units may be treated as ordinary taxable income.

Due to a lack of controlling authority, Unitholders desiring to assure their status as partners and avoid the risk of income recognition from a loan of their units are urged to consult their tax advisors regarding possible alternatives. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read *"– Disposition of Units – Recognition of Gain or Loss*."

Tax Treatment of Operations

Accounting Method and Taxable Year

We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each holder of Series A-1 Preferred Units will be required to include in its tax return its allocable share of items of income, gain, loss and deduction of the Partnership, which will correspond to the amount of Series A-1 Distributions received. A holder of Series A-1 Preferred Units that has a taxable year ending on a date other than December 31 and that disposes of all its units following the close of our taxable year but before the close of its taxable year will be required to include in income for its taxable year its allocable share of items of income, gain, loss and deduction, which will correspond to the amount of Series A-1 Distributions received from more than one year.

Tax Basis, Depreciation and Amortization

The tax basis of each of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation deductions previously taken, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a Unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in us. Please read *"– Tax Consequences of Unit Ownership – Allocation of Income, Gain, Loss and Deduction*."

The costs we incur in offering and selling our common units (called "syndication expenses") generally must be capitalized and cannot be deducted currently, ratably or upon our termination. While there are uncertainties regarding the classification of certain costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us, the underwriting discounts and commissions we incur will be treated as syndication expenses. Please read "*Disposition of Units – Recognition of Gain or Loss*."

We are allowed a first-year bonus depreciation deduction equal to 100% of the adjusted basis of certain depreciable property acquired and placed in service after September 27, 2017 and before January 1, 2023. For property placed in service during subsequent years, the deduction is phased down by 20% per year until December 31, 2026. This depreciation deduction applies to both new and used property. However, use of the deduction with respect to used property is subject to certain anti-abuse restrictions, including the requirement that the property be acquired from an unrelated party. We can elect to forgo the depreciation bonus and use the alternative depreciation system for any class of property for a taxable year.

Disposition of Units

Recognition of Gain or Loss

A holder of Series A-1 Preferred Units will be required to recognize gain or loss on a sale of such units equal to the difference between the Unitholder's amount realized and tax basis in the units sold. A Unitholder's amount realized generally will equal the sum of the cash and the fair market value of other property it receives for the unit. Gain or loss recognized by a Unitholder on the sale or exchange of a unit held for more than one year generally will be taxable as long-term capital gain or loss. However, a portion of this gain or loss, which may be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to Section 751 Assets, such as depreciation recapture and our "inventory items," regardless of whether such inventory item has substantially appreciated in value. Ordinary income attributable to Section 751 Assets may exceed net taxable gain realized on the sale or exchange of a unit and may be recognized even if there is a net taxable loss realized on the sale or exchange of a unit. Thus, a Unitholder may recognize both ordinary income and a capital gain or loss upon a sale or exchange of a unit. Net capital loss may offset capital gains and, in the case of individuals, up to $3,000 of ordinary income per year.

Furthermore, as described above, the IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all of those interests (presumably including both common units and Series A-1 Preferred Units).

Special rules apply to determining basis and holding period of a Unitholder's Units where less than all of a Unitholder's interest is sold. A Unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an "appreciated" financial position, including a partnership interest with respect to which gain would be recognized if it were sold, assigned or terminated at its fair market value, in the event the taxpayer or a related person enters into:

- a short sale;
- an offsetting notional principal contract; or
- a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is authorized to issue Treasury Regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position. Prospective investors should consult their own tax advisors regarding the application of these rules governing the taxation of financial products to their particular investment in the Partnership.

Allocations Between Transferors and Transferees

Holders of Series A-1 Preferred Units owning Series A-1 Preferred Units on the record date of any declared distribution (the "Allocation Date") will be entitled to receive the distribution payable with respect to their units. Purchasers of Series A-1 Preferred Units after the Allocation Date will therefore not be entitled to a cash distribution on their Series A-1 Preferred Units until the next Allocation Date.

Notification Requirements

A Unitholder who sells or purchases any of its units generally is required to notify us in writing of that transaction within 30 days after the transaction (or, if earlier, January 15 of the year following the transaction in the case of a seller). Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale through a broker who will satisfy such requirements.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of U.S. federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from the application of certain depreciation and amortization methods. Any non-uniformity could have a negative impact on the value of the units. Barnes & Thornburg LLP has not rendered an opinion with respect to our specific methods of depreciation and amortization, and the IRS may challenge these methods. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read " – *Disposition of Units – Recognition of Gain or Loss.*"

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans and other tax-exempt organizations as well as by non-resident alien individuals, non-U.S. corporations and other non-U.S. persons (collectively, "Non-U.S. Unitholders") raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Prospective Unitholders that are tax-exempt entities or non-U.S. Unitholders should consult their tax advisors before investing in our units. Employee benefit plans and most other tax-exempt organizations, including IRAs and other retirement plans, are subject to federal income tax on unrelated business taxable income. A portion of our income allocated to the Series A-1 Preferred Unit holders may be unrelated business taxable income ("UBTI") and, accordingly, will be taxable to a tax-exempt Unitholder.

Non-U.S. Unitholders are taxed by the United States on income effectively connected with the conduct of a U.S. trade or business ("effectively connected income" or "ECI") and on certain types of U.S.-source non-effectively connected income (such as dividends and guaranteed payments), unless exempted or further limited by an income tax treaty will be considered to be engaged in business in the United States because of their ownership of our units. Furthermore, is it probable that they will be deemed to conduct such activities through permanent establishments in the United States within the meaning of applicable tax treaties. Consequently, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax on their share of our net income or gain in a manner similar to a taxable U.S. Unitholder. Moreover, under rules applicable to publicly traded partnerships, distributions to non-U.S. Unitholders are subject to withholding at the highest applicable effective tax rate. Each non-U.S. Unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes.

In addition, because a non-U.S. Unitholder classified as a corporation will be treated as engaged in a United States trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain as adjusted for changes in the foreign corporation's "U.S. net equity" to the extent reflected in the corporation's effectively connected earnings and profits. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate Unitholder is a "qualified resident." In addition, this type of Unitholder may be subject to special information reporting requirements under Section 6038C of the Code.

Under Section 864(c)(8) and Section 1446(f) of the IRC, all or a portion of a non-U.S. Unitholder's gain from the sale or other disposition of its units will be treated as effectively connected with a Unitholder's indirect U.S. trade or business constituted by its investment in us. Furthermore, under recently finalized Section 1446(f) regulations, amounts paid to a non-U.S. unitholder in exchange for units are subject to withholding unless the unitholder qualified for an exemption and, where applicable, can furnish required certifications. The effective date for the final Section 1446(f) regulations relating to publicly traded partnerships has been delayed until January 1, 2023 to allow for orderly implementation. Moreover, under the Foreign Investment in Real Property Tax Act

("FIRPTA"), a non-U.S. Unitholder generally will be subject to federal income tax and withholding upon the sale or disposition of a unit if (i) it owned (directly or indirectly constructively applying certain attribution rules) more than 5% of our units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business consisted of U.S. real property interests (which include U.S. real estate (including land, improvements, and certain associated personal property) and interests in certain entities holding U.S. real estate) at any time during the shorter of the period during which such Unitholder held the units or the 5-year period ending on the date of disposition. More than 50% of our assets may consist of U.S. real property interests. Therefore, non-U.S. Unitholders may be subject to federal income tax on gain and withholding from the sale or disposition of their units. If both FIRPTA and Section 1446(f) of the IRC require withholding, Section 1446(f) withholding generally takes precedence. Non-U.S. Unitholders strongly are urged to consult their own tax advisors regarding an investment in the Partnership, including the application of withholding tax rules on the sale or other disposition of units.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each Unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes its share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each Unitholder's share of income, gain, loss and deduction. We cannot assure our Unitholders that those positions will yield a result that conforms to all of the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS.

The IRS may audit our federal income tax information returns. We cannot assure prospective Unitholders that the IRS will not successfully challenge the positions we adopt, and such a challenge could adversely affect the value of our units. Adjustments resulting from an IRS audit may require each Unitholder to adjust a prior year's tax liability, and possibly may result in an audit of the Unitholder's own return. Any audit of a Unitholder's return could result in adjustments unrelated to our returns.

Pursuant to the Bipartisan Budget Act of 2015, for taxable years beginning after December 31, 2017, if the IRS makes audit adjustments to our income tax returns, it may assess and collect any taxes (including any applicable penalties and interest) resulting from such audit adjustment directly from us, unless we elect to have our General Partner, Unitholders and former Unitholders take any audit adjustment into account in accordance with their interests in us during the taxable year under audit. Similarly, for such taxable years, if the IRS makes audit adjustments to income tax returns filed by an entity in which we are a member or partner, it may assess and collect any taxes (including penalties and interest) resulting from such audit adjustment directly from such entity.

Our Partnership Representative may, but is not required to, elect to have our General Partner, Unitholders and former Unitholders take an audit adjustment into account in accordance with their interests in us during the taxable year under audit. If this election is not made, or if other adjustments are made with respect to an entity in which we are a partner or member and that does not similarly elect, our then current Unitholders may bear some or all of the tax liability resulting from such audit adjustment, even if such Unitholders did not own our units during the taxable year under audit. If, as a result of any such audit adjustment, we are required to make payments of taxes, penalties or interest, our cash available for distribution to our Unitholders might be substantially reduced. These rules still are fairly new, and the manner in which they may apply to us in the future is uncertain.

For taxable years beginning after December 31, 2017, we will designate a partner, or other person, with a substantial presence in the United States as the partnership representative ("Partnership Representative"). The Partnership Representative will have the sole authority to act on our behalf for purposes of, among other things, federal income tax audits and judicial review of administrative adjustments by the IRS. If we do not make such a designation, the IRS can select any person as the Partnership Representative. We currently anticipate that we will designate our General Partner as the Partnership Representative. Further, any actions taken by us or by the Partnership Representative on our behalf with respect to, among other things, federal income tax audits and judicial review of administrative adjustments by the IRS, will be binding on us and all of our Unitholders.

Accuracy-Related Penalties

Certain penalties may be imposed as a result of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion. We do not anticipate that any accuracy-related penalties will be assessed against us.

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, Unitholders may be subject to other taxes, including state and local income taxes, unincorporated business taxes and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which we conduct business or own property now or in the future or in which the Unitholder is a resident. We conduct business or own property in many states in the United States. Some of these states may impose an income tax on individuals, corporations and other entities. As we make acquisitions or expand our business, we may own property or conduct business in additional states that impose a personal income tax. Although an analysis of those various taxes is not presented here, each prospective Unitholder should consider the potential impact of such taxes on its investment in us.

A Unitholder may be required to file income tax returns and pay income taxes in some or all of the jurisdictions in which we do business or own property, though such Unitholder may not be required to file a return and pay taxes in certain jurisdictions because its income from such jurisdictions falls below the jurisdiction's filing and payment requirement. Further, a Unitholder may be subject to penalties for a failure to comply with any filing or payment requirement applicable to such Unitholder. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a Unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular Unitholder's income tax liability to the jurisdiction, generally does not relieve a nonresident Unitholder from the obligation to file an income tax return.

Under Sections 1471 through 1474 of the Code, applicable Treasury regulations and additional guidance ("FATCA"), the Partnership generally will be required to withhold a 30% tax from any "withholdable payments" it makes, or is treated as making, to any non-U.S. unitholder that is an entity unless such non-U.S. unitholder provides certain certifications and other information to the Partnership sufficient to establish that it qualifies for an exemption from, or an appropriate reduction of, the FATCA tax (including information generally relating to its U.S. owners, if any). For purposes of FATCA, "withholdable payments" are defined, in relevant part, as payments of U.S.-source fixed, determinable annual or periodical income.

Moreover, Treasury and the IRS have issued proposed regulations that (i) provide that the FATCA tax will not be imposed on gross proceeds from the disposition of property that can produce U.S. source dividends or interest, as otherwise would have been the case after December 31, 2018, (ii) delay the time for the application of the FATCA tax to foreign passthru payments (which are attributable to withholdable payments) to a date no earlier than two years after the date of publication of final Treasury regulations applicable to foreign passthru payments and (iii) state that taxpayers may rely on these provisions of the proposed regulations until final regulations are issued.

IT IS THE RESPONSIBILITY OF EACH UNITHOLDER TO INVESTIGATE THE LEGAL AND TAX CONSEQUENCES, UNDER THE LAWS OF PERTINENT JURISDICTIONS, OF THEIR INVESTMENT IN US. WE STRONGLY RECOMMEND THAT EACH PROSPECTIVE UNITHOLDER CONSULT, AND DEPEND UPON, ITS OWN TAX COUNSEL OR OTHER ADVISOR WITH REGARD TO THOSE MATTERS. FURTHER, IT IS THE RESPONSIBILITY OF EACH UNITHOLDER TO FILE ALL STATE, LOCAL AND NON-U.S., AS WELL AS U.S. FEDERAL TAX RETURNS THAT MAY BE REQUIRED OF IT. BARNES & THORNBURG LLP HAS NOT RENDERED AN OPINION ON THE STATE TAX, LOCAL TAX, ALTERNATIVE MINIMUM TAX, OR FOREIGN TAX CONSEQUENCES OF AN INVESTMENT IN US.

PLAN OF DISTRIBUTION

General

Pursuant to this prospectus, we are offering 3,500,000 Series A-1 Preferred Units at a purchase price of $10.00 per unit. The Series A-1 Preferred Units are being offered and sold directly to investors without a placement agent, underwriter, broker, or dealer. No other person has been authorized to provide information about the Partnership or to make representations concerning this offering or the Partnership, and if given or made, such other information or representations must not be relied upon as having been authorized by the Partnership. We may terminate this offering at any time.

We are not paying underwriting discounts or commissions in connection with the offering. Assuming the offering is fully subscribed, we expect to receive proceeds from this offering (before offering expenses) in the amount of $35 million. We estimate that the expenses of this offering payable by us will be approximately $84,000.

The investors in this offering could be deemed to be underwriters within the meaning of Section 2(a)(11) of the Securities Act and, accordingly, required to comply with the requirements of the Securities Act and the Securities Exchange Act of 1934, as amended.

There is no established public trading market for the Series A-1 Preferred Units, and we do not expect a market to develop. We do not intend to apply for a listing of the Series A-1 Preferred Units on any national securities exchange.

Subscription Procedures

We will act as transfer agent for the Series A-1 Preferred Units being offered hereby. To purchase Series A-1 Preferred Units, a potential investor must deliver to the Partnership the following documents:

- Two completed and signed originals of a confidential subscriber questionnaire, in the form which has been filed as an exhibit to the registration statement of which this prospectus is a part;

- Two completed and signed originals of a subscription agreement, in the form which has been filed as an exhibit to the registration statement of which this prospectus is a part; and

- Two signed counterpart signature pages to the Partnership Agreement, in the form which has been filed as an exhibit to the registration statement of which this prospectus is a part.

All of the foregoing documents must be delivered to:

> America First Multifamily Investors, L.P.
> c/o Greystone AF Manager LLC
> 14301 FNB Parkway, Suite 211
> Omaha, Nebraska 68154
> Attention: Jesse A. Coury, Chief Financial Officer

After receipt of all the foregoing completed documents from a potential investor, we will determine whether to accept the subscription proposed by such potential investor. If the subscription is accepted, we will notify the prospective investor of the date by which the prospective investor will be required to transmit the amount of such investor's subscription proceeds (the "Closing Date"), together with instructions for making payment for the Series A-1 Preferred Units to be purchased. All payments must be made by wire transfer of immediately available funds. We intend to hold all subscription documents received from investors in escrow until the Closing Date, which will be scheduled by us, at which time the subscriptions will be formally accepted, and the subscription proceeds transmitted. Shortly after the Closing Date, we will return to each new holder of Series A-1 Preferred Units a full set of the originally executed confidential subscriber questionnaire, subscription agreement, and counterpart signature page to the Partnership Agreement, as countersigned by the General Partner.

Subscriptions will be effective upon our acceptance, and we reserve the right to reject any subscription in whole or in part. If a potential investor's subscription is not accepted, we will notify such potential investor as soon as practicable.

We may determine to hold more than one closing with respect to the sale of Series A-1 Preferred Units in this offering. The initial closing and any subsequent closings will be held at times and places and on the dates selected by us.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Barnes & Thornburg LLP, Indianapolis, Indiana. The description of federal income tax consequences in "*Material U.S. Federal Income Tax Considerations*" is based on the opinion of Barnes & Thornburg LLP.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2020 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We furnish and file annual, quarterly, and current reports and other information with the SEC. The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC. Our SEC filings are available to the public on the SEC's Internet website at http://www.sec.gov. Those filings are also available to the public on our corporate website at http://www.ataxfund.com. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

We have filed a registration statement, of which this prospectus is a part, covering the securities offered hereby. As allowed by SEC rules, this prospectus does not contain all the information set forth in the registration statement and the exhibits, financial statements, and schedules thereto. We refer you to the registration statement, the exhibits, financial statements, and schedules thereto for further information. This prospectus is qualified in its entirety by such other information.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

SEC rules allow us to "incorporate by reference" into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to the documents containing the information. The information we incorporate by reference is considered to be included in and an important part of this prospectus and should be read with the same care. Information that we later file with the SEC that is incorporated by reference into this prospectus will automatically update and supersede this information. We are incorporating by reference into this prospectus the following documents that we have filed with the SEC:

- our Annual Report on Form 10-K for the fiscal year ended December 31, 2020;

- our Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2021;

- our Current Reports on Form 8-K filed with the SEC on February 9, March 17, March 30, April 21, May 7, June 3, June 14, June 17, July 21, August 2, August 25, August 27, August 31, and September 9, 2021; and

- the description of our beneficial unit certificates representing assigned limited partnership interests contained in our registration statement on Form 8-A filed with the SEC on August 27, 1998, as such description was amended on October 31, 2016, together with any further amendment or report filed with the SEC for the purpose of updating such description.

In addition, we also incorporate by reference into this prospectus all documents and additional information that we may subsequently file with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the initial filing of the registration statement of which this prospectus is a part (including prior to the effectiveness of the registration statement) and prior to the termination of any offering. These documents include, but are not limited to, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, as well as proxy statements, if any. Any statement contained in this prospectus or in any document incorporated, or deemed to be incorporated, by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference into this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus and the related registration statement. Notwithstanding the foregoing, unless specifically stated to the contrary, none of the information we disclose under Items 2.02 or 7.01 of any Current Report on Form 8-K that we may from time to time furnish to the SEC will be incorporated by reference into, or otherwise included in, this prospectus.

The information related to us contained in this prospectus should be read together with the information contained in the documents incorporated by reference. We will provide without charge to each person, including any beneficial owner of our BUCs, to whom this prospectus is delivered, upon written or oral request, a copy of any and all of the information or documents that have been incorporated by reference into this prospectus but not delivered with this prospectus (without exhibits, unless the exhibits are specifically incorporated by reference but not delivered with this prospectus). Requests should be directed to:

Mr. Jesse A. Coury
America First Multifamily Investors, L.P.
14301 FNB Parkway, Suite 211
Omaha, Nebraska 68154
(402) 952-1235

You should rely only on the information and representations in this prospectus, any applicable prospectus supplement, and the documents that are incorporated by reference. We have not authorized anyone else to provide you with different information or representations. We are not offering these securities in any state where the offer is prohibited by law. You should not assume that the information in this prospectus, any applicable prospectus supplement, or any incorporated document is accurate as of any date other than the date of the document.